EXCELLON RESOURCES INC.

10 King Street East, Suite 200, Toronto, Ontario Canada M5C 1C3

Notice of Annual Meeting of Shareholders &

Management Information Circular

August 13, 2020

4:00 p.m. (EDT)

Excellon Resources Inc.

10 King Street East, Suite 200

Toronto, Ontario

TABLE OF CONTENTS

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS	ii
MANAGEMENT INFORMATION CIRCULAR	1
SOLICITATION OF PROXIES	1
NOTICE AND ACCESS	1
APPOINTMENT OF PROXYHOLDER	2
REVOCATION OF PROXIES	2
VOTING OF PROXIES	2
INFORMATION FOR NON-REGISTERED SHAREHOLDERS	3
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	4
VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES	4
PARTICULARS OF MATTERS TO BE ACTED UPON	5
1. ELECTION OF DIRECTORS	5
2. RE-APPOINTMENT OF AUDITORS	9
3. APPROVAL OF UNALLOCATED DEFERRED SHARE UNITS UNDER DSU PLAN	9
4. APPROVAL OF UNALLOCATED RESTRICTED SHARE UNITS UNDER RSU PLAN	11
OTHER BUSINESS	12
STATEMENT OF EXECUTIVE COMPENSATION	12
DIRECTORS COMPENSATION	23
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	26
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	29
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	29
STATEMENT OF CORPORATE GOVERNANCE PRACTICES	29
ADDITIONAL INFORMATION	35
SCHEDULE “A”	36

i

EXCELLON RESOURCES INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting (the “Meeting”) of shareholders of Excellon Resources Inc. (“Excellon” or the “Corporation”) will be held at the offices of Excellon Resources Inc., 10 King Street East, Suite 200, Toronto, Ontario on Thursday, the 13th day of August, 2020 at 4:00 p.m. (Toronto time), for the following purposes:

1.	to receive the audited consolidated financial statements of the Corporation for the year ended December 31, 2019 (with comparative statements relating to the preceding fiscal period) together with the report of the auditors thereon;

2.	to elect directors;

3.	to re-appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation and to authorize the directors to fix their remuneration;

4.	to consider, and if deemed advisable, to pass with or without variation, an ordinary resolution approving all unallocated deferred share units under the Corporation’s Deferred Share Unit Plan and to ratify and approve an aggregate of 558,393 deferred share units issued thereunder;

5.	to consider, and if deemed advisable, to pass with or without variation, an ordinary resolution approving all unallocated restricted share units under the Corporation’s Restricted Share Unit Plan and to ratify and approve an aggregate of 1,032,467 restricted share units issued thereunder;

6.	to transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Accompanying this notice is the Circular, a form of proxy and a request form to receive annual and interim financial statements and management discussion and analysis. The accompanying Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

In an effort to mitigate the risks associated with COVID- 19, the Company asks that Shareholders follow the current instructions and recommendations of federal, provincial and local health authorities when considering attending the Meeting. While it is not known what the situation with COVID-19 will be on the date of the Meeting, the Company will adhere to all government and public health authority recommendations and restrictions in order to support efforts to reduce the impact and spread of COVID-19. As such, in order to mitigate potential risks to the health and safety of our communities, Shareholders, employees and other stakeholders, the Company is urging all Shareholders to vote by proxy in advance of the Meeting and NOT to attend the Meeting in person unless and until all social distancing recommendations or restrictions have been lifted. The Company will follow the guidance and orders of government and public health authorities in that regard, including those restricting the size of public gatherings. In order to adhere to all government and public health authority recommendations, the Company notes that the Meeting will be limited to only the legal requirements for shareholder meetings and guests will not be permitted entrance unless legally required. Rather than attending in person, the Company strongly encourages Shareholders to access the Meeting via:

From a PC, Mac, iPad, iPhone or Android device:

https://us02web.zoom.us/s/83976354805?pwd=WkFWWG1xTWUxZVg5NG8wRVpzVHFvQT09

Password: 308696

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Or join by phone:

Canada	United States	United Kingdom	Switzerland	Germany
+1 778 907 2071 +1 204 272 7920 +1 438 809 7799 +1 587 328 1099 +1 647 374 4685 +1 647 558 0588	+1 669 900 9128 +1 253 215 8782 +1 301 715 8592 +1 312 626 6799 +1 346 248 7799 +1 646 558 8656	+44 203 901 7895 +44 131 460 1196 +44 203 051 2874 +44 203 481 5237 +44 203 481 5240	+41 44 529 92 72 +41 22 591 00 05 +41 22 591 01 56 +41 31 528 09 88 +41 43 210 70 42 +41 43 210 71 08	+49 69 7104 9922 +49 30 5679 5800 +49 69 3807 9883 +49 695 050 2596

Webinar ID:	839 7635 4805
Password:	308696

International numbers available: https://us02web.zoom.us/u/kGP4HwHiP

Shareholders attending the Meeting by video or telephone conference will be able to listen to the meeting but will not be able to vote at the Meeting.

Shareholders are entitled to vote at the Meeting either in person or by proxy in accordance with the procedures described in the Circular accompanying this Notice. Those who are unable to attend the meeting are requested to read, complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Circular accompanying this Notice.

DATED at Toronto, Ontario, this 1st day of July, 2020.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “André Y. Fortier”

André Y. Fortier
Chairman

iii

EXCELLON RESOURCES INC.

MANAGEMENT INFORMATION CIRCULAR

(Containing information as at July 1, 2020 unless indicated otherwise)

SOLICITATION OF PROXIES

This Management Information Circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of Excellon Resources Inc. (“Excellon” or the “Corporation”) for use at the Annual Meeting of holders (“Shareholders”) of common shares (“Common Shares”) of the Corporation and any adjournment thereof to be held at 4:00 p.m. (Toronto time) on Thursday, August 13, 2020 (the “Meeting”) at the place and for the purposes set forth in the accompanying notice of Meeting. The enclosed proxy is being solicited by the management of the Corporation. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally, by facsimile or by telephone by the regular employees of the Corporation at nominal cost. All costs of solicitation by management will be borne by the Corporation. The Corporation may also retain, and pay a fee to, one or more professional proxy solicitation firms to solicit proxies from Shareholders.

The contents and the sending of this Circular have been approved by the directors of the Corporation. All dollar amounts referenced are expressed in Canadian dollars. All references to the Corporation shall include its subsidiaries as the context may require.

NOTICE AND ACCESS

The Corporation has elected to use the notice-and-access process (“Notice-and-Access”) that came into effect on February 11, 2013 under National Instrument 54-101 – Communications with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) and National Instrument 51-102 – Continuous Disclosure Obligations, for distribution of this Circular and other meeting materials to registered Shareholders of the Corporation and Non-Registered Holders (as defined herein).

Notice-and-Access allows issuers to post electronic versions of meeting materials, including circulars, annual financial statements and management discussion and analysis, online, via SEDAR and one other website, rather than mailing paper copies of such meeting materials to Shareholders. The Corporation anticipates that utilizing the Notice-and-Access process will substantially reduce both postage and printing costs.

Meeting materials including the Circular and the Corporation’s audited financial statements for the year ended December 31, 2019 and the Corporation’s management discussion and analysis for the year ended December 31, 2019, are available on https://docs.tsxtrust.com/2110 and on the Corporation’s SEDAR profile at www.sedar.com.

Although the Circular and related materials (collectively, the “Meeting Materials”) will be posted electronically online, as noted above, the registered Shareholders and Non-Registered Holders (subject to the provisions set out below under the heading “Voting by Beneficial Holders of Common Shares of the Corporation”) will receive a “notice package” (the “Notice-and-Access Notification”), by prepaid mail, which includes the information prescribed by NI 54-101, and a proxy form or voting instruction form from their respective intermediaries. Shareholders should follow the instructions for completion and delivery contained in the proxy or voting instruction form. Shareholders are reminded to review the Circular before voting.

Management of the Corporation does not intend to pay for intermediaries to forward the Notice-and-Access Notification to OBOs (as defined herein) under NI 54-101, and therefore an OBO will not receive the Notice-and-Access Notification unless the OBO’s intermediary assumes the cost of delivery.

Shareholders will not receive a paper copy of the Meeting Materials unless they request paper copies from the Corporation. Requests for paper copies of the Meeting Materials must be received at least five (5) business days in advance of the proxy deposit date and time, being 4:00 p.m. on August 4, 2020 and the Corporation will mail the requested materials within three (3) business days of the request. Shareholders with questions about Notice-and-Access may contact the TSX Trust’s toll free at 1-866-600-5869 or email tmxeinvestorservices@tmx.com.

APPOINTMENT OF PROXYHOLDER

The individuals named as proxyholders in the accompanying form of proxy are directors and/or officers of the Corporation. A REGISTERED SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND SIGNING AND DATING THE PROXY, OR BY COMPLETING ANOTHER FORM OF PROXY. A proxy will not be valid unless the completed form of proxy is received by TSX Trust Company, 100 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 4H1 not less than forty eight (48) hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or, with respect to any matters to be dealt with at any adjournment of the Meeting, before the time of the re-commencement of the adjourned Meeting. Proxies delivered after such time(s) will not be accepted.

REVOCATION OF PROXIES

A Shareholder who has given a proxy may revoke it prior to its use by an instrument in writing executed by the Shareholder or by his attorney duly authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer or attorney of such corporation, and delivered to Peterson McVicar LLP, 18 King Street East Street, Suite 902, Toronto, ON M5C 1C4 (Attention: James McVicar) at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, preceding any reconvening thereof, or to the Chairperson of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof, or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF PROXIES

The Common Shares represented by a properly executed proxy in favour of persons designated as proxyholders in the enclosed form of proxy will:

(a)	be voted or withheld from voting in accordance with the instructions of the person appointing the proxyholder on any ballot that may be called for; and
(b)	where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specifications made on such proxy.

SUCH SHARES WILL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED, OR WHERE BOTH CHOICES HAVE BEEN SPECIFIED, AS DIRECTED BY THE SHAREHOLDER.

The enclosed form of proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxyholder thereunder to vote with respect to amendments or variations of matters identified in the notice of Meeting, and with respect to any other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated by management as proxyholders in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Circular, the management of the Corporation knows of no such amendment, variation or other matter that may be presented to the Meeting.

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INFORMATION FOR NON-REGISTERED SHAREHOLDERS

Only registered Shareholders or proxyholders duly appointed by registered Shareholders are permitted to vote at the Meeting. Most Shareholders of the Corporation are “non-registered” shareholders because the Common Shares they own are not registered in their names but are instead registered in the name of a brokerage firm, bank or other intermediary or in the name of a clearing agency. Shareholders who do not hold their Common Shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only registered Shareholders are entitled to vote at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in such Shareholder’s name on the records of the Corporation. Such Common Shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depositary Services Inc., which company acts as nominee for many Canadian brokerage firms). Common Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting Common Shares for the brokers’ clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Corporation to the registered Shareholders. However, its purpose is limited to instructing the registered Shareholder (i.e. the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate the responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. (“Broadridge”). Broadridge typically prepares a machine-readable voting instruction form, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder who receives a Broadridge voting instruction form cannot use that form to vote Common Shares directly at the Meeting. The voting instruction form must be returned to Broadridge (or instructions respecting the voting of Common Shares must be communicated to Broadridge well in advance of the Meeting) in order to have the Common Shares voted.

The Notice-and-Access Notification is being sent to both registered Shareholders and Beneficial Shareholders. Beneficial Shareholders fall into two categories – those who object to their identity being known to the issuers of securities which they own (“Objecting Beneficial Owners”, or “OBO’s”) and those who do not object to their identity being made known to the issuers of the securities they own (“Non-Objecting Beneficial Owners”, or “NOBO’s”). Subject to the provisions of NI 54-101, issuers may request and obtain a list of their NOBO’s from intermediaries via their transfer agents. If you are a Beneficial Shareholder, and the Corporation or its agent has sent these materials directly to you, your name, address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the Common Shares on your behalf.

The Corporation’s OBO’s can expect to be contacted by Broadridge or their broker or their broker’s agents as set out above.

Although Beneficial Shareholders may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of their broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered Shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the proxy or voting instruction card provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.

All references to Shareholders in this Circular and the accompanying form of proxy and notice of Meeting are to registered Shareholders unless specifically stated otherwise.

3

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Circular, no person who has been a director or executive officer of the Corporation at any time since January 1, 2019, being the beginning of the Corporation’s last completed financial year, nor any proposed nominee for election as a director of the Corporation, nor any associate or affiliate of any of the foregoing, has or has had any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Corporation is authorized to issue an unlimited number of Common Shares without par value. As at July 1, 2020, the Corporation had 157,762,695 issued and outstanding Common Shares. Only Shareholders of record at the close of business (Toronto time) on June 26, 2020 (the “Record Date”) who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their Common Shares voted at the Meeting.

Other than as set out below, to the knowledge of the directors and executive officers of the Corporation, there are no persons or companies who beneficially own, or exercise control or direction over, directly or indirectly, Common Shares carrying more than ten percent (10%) of the voting rights attached to all outstanding Common Shares:

Name and Municipality of Residence	Number of Common Shares	Percentage of Common Shares
Eric Sprott Toronto	21,465,715	13.16%

* As stated on SEDI as of July 1, 2020.

4

PARTICULARS OF MATTERS TO BE ACTED UPON

1.	ELECTION OF DIRECTORS

There are seven (7) directors to be elected at the Meeting. The term of office of each of the present directors expires immediately prior to the election of directors at the Meeting. The persons named below will be presented for election at the Meeting as management’s nominees and management proxyholders will vote FOR the election of these nominees, unless otherwise instructed on the proxy form. Management does not contemplate that any of these nominees will be unable to serve as a director and all proposed directors have confirmed their willingness to continue to serve as directors. Each director elected will hold office until the next annual general meeting of the Corporation or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Corporation or the provisions of the Business Corporations Act (Ontario) (“OBCA”).

The following table and notes thereto sets out information as at July 1, 2020 on each person proposed to be nominated by management for election as a director.

5

6

Roger Norwich

Residency:
Channel Islands, United Kingdom

Director since:
April 23, 2020

Independent

Background

Dr. Norwich was a founding Director of Mexican Silver Mines Ltd., which completed a merger with Rio Alto Mining Limited in 2009. He remained an Independent Director of Rio Alto (which has since been acquired by Tahoe Resources Inc.) through to June of 2014, a period during which Rio Alto grew from a development asset through to a mid-tier gold producer. Dr. Norwich was previously a Director of Otis from 2012 to 2014. Currently, Dr. Norwich is non-Executive Chairman of Mexico-based Grupo Minero Panuco S.A. de C.V, a private company which has producing copper and gold assets in Mexico. Additionally, he has wide-ranging board experience with both publicly-listed and private enterprises. Most recently, he joined the Board of Directors of Inkron Limited, a private company based in Hong Kong which is involved in nanometal (nanocopper and nanosilver) production for the electronics industry. Dr. Norwich has a B.A. in Geology and Archaeology (1974) from Manchester University England. He also holds Bachelor of Medicine and Bachelor of Surgery degrees from Manchester University. Early in his career, he worked as an oil exploration geologist for Texaco and gained experience in the North Sea, the Gulf of Mexico and the Permian Basin.

Board and Committee Meeting Attendance		Other Public Company Directorships
Board	N/A	
Compensation	N/A	
Corp. Responsibility & Technical	N/A	

Securities Held	
Common Shares	2,145,325
DSUs	81,133
Warrants	76,302

Option Based Awards

Number of Securities underlying unexercised options	Exercise Price	Expiration Date	Value of unexercised in-the-money Options[2]
143,750	$0.79	April 9, 2021	
57,500	$1.00	Jan. 21, 2023	$43,250
96,153	$0.44	April 22, 2024	

2019 AGM Voting Results	Total Compensation in 2019[1]
N/A	N/A

Craig Lindsay

Residency:
Vancouver, British Columbia Canada

Director since:
April 23, 2020

Non-Independent

Background

Mr. Lindsay has over 25 years experience in corporate finance, investment banking and business development in both North America and Asia. Mr. Lindsay was President and CEO of Magnum Uranium Corp. until its sale to Energy Fuels Inc. (TSX: EFR) in July 2009, and prior thereto was a Vice President in the Corporate Finance and Investment Banking Group at PricewaterhouseCoopers LLP. Mr. Lindsay was a founding Director of Malasapina Capital Ltd. and led its merger with Miranda Mining Development Corp (a Mexico-based gold producer that was subsequently acquired by Wheaton River Minerals in 2003). He was a Founder of OneAsia.com (Holdings) Ltd. and helped develop the business from inception to the establishment of offices in Hong Kong, Taipei, Mumbai and Vancouver, and was instrumental in the sale of the business to Tom Group Limited (FEHK:2383) in 2001. He is currently a Director of VR Resources Ltd. (TSX-V:VRR), Alianza Minerals Ltd. (TSX-V:ANZ) and Philippine Metals Inc. (TSX-V:PHI). Mr. Lindsay has a Bachelor of Commerce (Finance) from UBC (1989), an MBA (Finance and International Business) from Dalhousie University (1993) and is a Chartered Financial Analyst. He is a Past Chairman of the Family Services of Greater Vancouver (the largest social service agency in British Columbia) and is Chairman of the Hong Kong – Canada Business Association (HKCBA) and a Past President of the Vancouver Section of the HKCBA. Additionally, he served on the Western Leadership Council of Dalhousie University's successful $250 million "Bold Ambitions" capital campaign.

Board and Committee Meeting Attendance			Other Public Company Directorships
Board	N/A	N/A	VR Resources Ltd. Alianza Minerals Ltd. Philippine Metals Inc. Electric Royalties Ltd.

Securities Held	
Common Shares	2,059,598
DSUs	84,812

Option Based Awards

Number of Securities underlying unexercised options	Exercise Price	Expiration Date	Value of unexercised in-the-money Options[2]
267,857	$0.22	July 15, 2020	
103,500	$0.79	August 9, 2021	$242,531
115,000	$1.00	Jan. 21, 2023

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(1)	Total Compensation, above, is calculated by summing cash fees paid, the value of DSUs as of the date of grant and a Black-Scholes valuation of Options as of the date of grant.

(2)	Based on the closing price of $0.83 per Common Shares on June 30, 2020.

Majority Voting Policy

On March 25, 2014 (as amended and restated on May 10, 2016), the Board adopted a majority voting policy (the “Majority Voting Policy”) with immediate effect. A copy of the Majority Voting Policy is available on the Corporation’s website at www.excellonresources.com.

The Majority Voting Policy requires that any nominee for director who receives a greater number of votes “withheld” than “for” his or her election, in an uncontested election, shall immediately tender his or her resignation to the Chairperson of the Board for consideration by the Nominating and Corporate Governance Committee (the “NCGC”). The NCGC shall consider the resignation in accordance with the Majority Voting Policy and shall recommend to the Board whether or not it should be accepted. The Board shall act on the recommendations of the NCGC within 90 days following the Shareholders’ meeting and disclose its decision by way of press release. No director who, in accordance with the Majority Voting Policy, is required to tender his or her resignation, shall participate in the NCGC’s deliberations or recommendation. However, such director shall remain active and engaged in all other Board and committee activities, deliberations and decisions during the NCGC process. If a majority of the members of the NCGC received a majority of votes “withheld” in the same election, or the number of NCGC members who received a majority of votes “withheld” in the same election is greater than quorum of the NCGC, the independent directors then serving on the Board who received a greater number of votes “for” their election than votes “withheld” will appoint an ad hoc Board committee from amongst themselves to consider the resignations. If a resignation is accepted, the Board may, in accordance with the provisions of the OBCA, (i) leave the vacancy in the Board unfilled until the next annual meeting of Shareholders, (ii) reduce the size of the Board, (iii) fill the vacancy created by the resignation by appointing a new director whom the Board considers to merit the confidence of Shareholders, or (iv) call a special meeting of Shareholders to consider new board nominee(s) to fill the vacant position(s).

Each of the current directors has agreed to abide by the provisions of the Majority Voting Policy and any subsequent candidate nominated by management will, as a condition of such nomination, be required to abide by the Majority Voting Policy. In the event that any director who received a majority of votes “withheld” does not tender his or her resignation in accordance with the Majority Voting Policy, he or she will not be re-nominated by the Board.

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Corporate Cease Trade Orders or Bankruptcies

To the best of the Corporation’s knowledge, none of the nominees is, as at the date of this Circular, or has been, within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company, including the Corporation, that: (i) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, in any case that was in effect for more than 30 consecutive days (an “order”) that was issued while the nominee was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to an order that was issued after the nominee ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Personal Bankruptcies

To the best of the Corporation’s knowledge, except as noted below, none of the nominees is, as at the date of this Circular, or has been within the 10 years before the date hereof, (i) a director or executive officer of any company, including the Corporation, that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (ii) has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the nominee.

Penalties and Sanctions

To the best of the Corporation’s knowledge, none of the nominees has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

2.	RE-APPOINTMENT OF AUDITORS

PricewaterhouseCoopers LLP were first appointed auditors of the Corporation on October 22, 2009. Unless such authority is withheld, the persons named in the accompanying proxy intend to vote FOR the re-appointment of PricewaterhouseCoopers LLP, as the auditors of the Corporation to hold office until its successor is appointed and to authorize the directors to fix their remuneration.

3.	APPROVAL OF UNALLOCATED DEFERRED SHARE UNITS UNDER DSU PLAN

The Board adopted a deferred share unit plan (the “DSU Plan”) on December 11, 2013 (as amended on March 25, 2014), subsequently approved by Shareholders on April 29, 2014 at the annual meeting of Shareholders and amended and restated on June 26, 2020. The purpose of the DSU Plan is to promote the alignment of interests between the Directors and the Shareholders while enabling Directors, officers and employees to participate in the long- term success of the Corporation through the grant of DSUs. For a description of the DSU Plan, see “Statement of Executive Compensation – Long-Term Incentives – Deferred Share Units”.

The maximum number of Common Shares available for issuance upon vesting of deferred shares units (“DSUs”) issued under the DSU Plan, together with Common Shares subject to issuance under the Corporation’s other security-based compensation arrangements, including the Corporation’s incentive stock option plan (the “Stock Option Plan”) and the RSU Plan (as defined below), cannot exceed 10% of the Common Shares issued and outstanding from time to time. Since the DSU Plan does not contain a fixed maximum number of securities issuable thereunder, in accordance with the requirements of the Toronto Stock Exchange (the “TSX”), all unallocated DSUs under the DSU Plan must be approved Corporation’s Directors and Shareholders every three years after the plan’s adoption.

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As the prior approval of the DSU Plan by Shareholders expired effective May 10, 2020, at the Meeting Shareholders will be asked to consider, and if deemed advisable, to pass with or without variation, an ordinary resolution approving all unallocated DSUs issuable pursuant to the DSU Plan. The approval of Shareholders will be effective for a period of three years from the date of the Meeting.

Subsequent to May 10, 2020, the expiration of the prior approval of the DSU Plan, the Board granted an aggregate of 558,393 DSUs to certain non-executive directors of the Corporation in respect of annual 2020 compensation grants and Q2 2020 board fees, as follows:

Name	DSUs (#)
André Fortier	124,350
Dr. Laurie Curtis	84,932
Andrew Farncomb	93,983
Michael Timmins	89,183
Roger Norwich	81,133
Craig Lindsay	84,812

Since the grant of DSUs occurred after the expiration of the prior approval of the DSU Plan and prior to the approval being sought at the Meeting for all unallocated DSUs issuable pursuant to the DSU Plan, the grant of DSUs after May 10, 2020 must be ratified by Shareholders. At the Meeting Shareholders will also be asked to consider, and if deemed advisable, to pass with or without variation, an ordinary resolution ratifying and approving the prior grants of an aggregate of 558,393 DSUs pursuant to the DSU Plan. If approval for such grants is not obtained at the Meeting, the DSUs previously granted will terminate.

In addition, if approval is not obtained at the Meeting, DSUs that have not been allocated as of May 10, 2020, and DSUs that are outstanding as of May 10, 2020 and are subsequently cancelled, terminated or exercised will not be available for a new grant of DSUs. Previously allocated DSUs will continue to be unaffected by the approval or disapproval of the resolution.

Form of DSU Plan Resolution

The full text of the DSU Plan resolution is as follows:

“BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	all unallocated DSUs under the Corporation’s DSU Plan, as it may be amended from time to time, are hereby approved and authorized, which approval shall remain effective until August 13, 2023;

2.	the prior grants of an aggregate of 558,393 deferred share units pursuant to the DSU Plan are hereby ratified and approved; and

3.	any one director or officer of the Corporation is hereby authorized, for and on behalf of the Corporation, to execute and deliver all such further agreements, documents and instruments and to do all such other acts and things as such director or officer may determine to be necessary or advisable for the purpose of giving full force and effect to the provisions of this resolution.”

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The Board has concluded that the approval of all unallocated DSUs under the Corporation’s DSU Plan is in the best interests of the Corporation and its Shareholders. Accordingly, the Board unanimously recommends that shareholders vote FOR the DSU Plan resolution. Management proxyholders intend to vote FOR the DSU Plan resolution, unless otherwise instructed on the proxy form.

To become effective, the DSU Plan resolution must be approved by an affirmative vote of at least a simple majority of the votes cast by Shareholders at the Meeting.

4.	APPROVAL OF UNALLOCATED RESTRICTED SHARE UNITS UNDER RSU PLAN

The Board adopted a restricted share unit plan (the “RSU Plan”) on December 11, 2013 (as amended on March 25, 2014), subsequently approved by Shareholders on April 29, 2014 at the annual meeting of Shareholders and amended and restated on June 26, 2020. The purpose of the RSU Plan is to assist the Corporation in attracting and retaining individuals with experience and exceptional skill, to allow selected executives, key employees, consultants and directors of the Corporation to participate in the long-term success of the Corporation and to promote a greater alignment of interests between the participants designated under the RSU Plan and the Shareholders of the Corporation. For a description of the RSU Plan, see “Statement of Executive Compensation – Long-Term Incentives – Restricted Share Units”.

The maximum number of Common Shares available for issuance upon vesting of restriction share units (“RSUs”), together with Common Shares subject to issuance under the Corporation’s other security-based compensation arrangements, including the Stock Option Plan and the DSU Plan, cannot exceed 10% of the Common Shares issued and outstanding from time to time. Since the RSU Plan does not contain a fixed maximum number of securities issuable thereunder, in accordance with the requirements of the TSX, all unallocated RSUs under the RSU Plan must be approved Corporation’s Directors and Shareholders every three years after the plan’s adoption.

As the prior approval of the RSU Plan by Shareholders expired effective May 10, 2020, at the Meeting Shareholders will be asked to consider, and if deemed advisable, to pass with or without variation, an ordinary resolution approving all unallocated RSUs issuable pursuant to the RSU Plan. The approval of Shareholders will be effective for a period of three years from the date of the Meeting.

Subsequent to May 10, 2020, the expiration of the prior approval of the RSU Plan, the Board granted an aggregate of 1,032,467 RSU to certain officers, employees and consultants of the Corporation as follows:

Name/Title	RSUs (#)
Brendan Cahill, President & CEO	232,467
Anna Ladd-Kruger, CFO & VP Corporate Development	200,000
Benjamin Pullinger, SVP Geology	200,000
Craig Ford, VP Corporate Responsibility	125,000
Ronald Marinõ, VP Finance	75,000
Excellon Employees & Consultants	200,000

The foregoing grants predominantly contained performance vesting thresholds as follows: 50% – Corporate Growth (based on increase in the Corporation’s net asset value); 30% – Stock Performance (relative to the Global X Silver Miners ETF (SIL), of which the Corporation is a component stock from time-to-time); and 20% – Retention (the grantee remaining engaged by the Corporation as of December 31, 2023). The RSUs granted to the President & CEO included 32,467 RSUs in respect of the portion of his salary issued in RSUs on a quarterly basis.

Since the grant of RSUs occurred after the expiration of the prior approval of the RSU Plan and prior to the approval being sought at the Meeting for all unallocated DSUs issuable pursuant to the RSU Plan, the grant of RSUs after May 10, 2020 must be ratified by Shareholders. At the Meeting Shareholders will also be asked to consider, and if deemed advisable, to pass with or without variation, an ordinary resolution ratifying and approving the prior grants of an aggregate of 1,032,467 RSUs pursuant to the RSU Plan. If approval for such grants are not obtained at the Meeting, the RSUs previously granted will terminate.

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In addition, if approval is not obtained at the Meeting, RSUs that have not been allocated as of May 10, 2020 and RSUs that are outstanding as of May 10, 2020 and are subsequently cancelled, terminated or exercised will not be available for a new grant of RSUs. Previously allocated RSUs will continue to be unaffected by the approval or disapproval of the resolution.

Form of RSU Plan Resolution

The full text of the RSU Plan resolution is as follows:

“BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	all unallocated RSUs under the Corporation’s RSU Plan, as it may be amended from time to time, are hereby approved and authorized, which approval shall remain effective until August 13, 2023;

2.	the prior grants of an aggregate of 1,032,467 restricted share units pursuant to the RSU Plan are hereby ratified and approved; and

3.	any one director or officer of the Corporation is hereby authorized, for and on behalf of the Corporation, to execute and deliver all such further agreements, documents and instruments and to do all such other acts and things as such director or officer may determine to be necessary or advisable for the purpose of giving full force and effect to the provisions of this resolution.”

The Board has concluded that the approval of all unallocated RSUs under the Corporation’s RSU Plan is in the best interests of the Corporation and its Shareholders. Accordingly, the Board unanimously recommends that shareholders vote FOR the RSU Plan resolution. Management proxyholders intend to vote FOR the RSU Plan resolution, unless otherwise instructed on the proxy form.

To become effective, the RSU Plan resolution must be approved by an affirmative vote of at least a simple majority of the votes cast by Shareholders at the Meeting.

OTHER BUSINESS

Management of the Corporation knows of no matters to come before the Meeting other than those referred to in the notice of Meeting accompanying this Circular. However, if any other matters properly come before the Meeting, it is the intention of the management proxyholders to vote on the same in accordance with their best judgment on such matters.

STATEMENT OF EXECUTIVE COMPENSATION

Named Executive Officers

The following describes the particulars of compensation for a) the CEO, b) the CFO, c) each of the three most highly compensated executive officers of the Corporation, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and the CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and d) each individual who would be a named executive officer but for the fact that the individual was neither an executive officer of the Corporation or its subsidiaries, nor acting in a similar capacity, at the end of that financial year (each a “Named Executive Officer” or “NEO”). For the financial year ended December 31, 2019, the Named Executive Officers of the Corporation were:

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Brendan Cahill, President and Chief Executive Officer

Anna Ladd-Kruger, Chief Financial Officer and VP Corporate Development

Rupy Dhadwar, Former Chief Financial Officer

Ben Pullinger, Senior Vice President Geology

Ronald Mariño, Vice President Finance

Marcello Locatelli, Former Vice President Special Projects

Compensation Policy Objectives

Excellon Resources believes that recruiting and retaining highly competent executives is critical to the Company’s success in achieving its strategic objectives and delivering value to shareholders.

The objectives of the Company’s compensation strategy are to:

●	Offer competitive compensation that allows the Company to successfully attract, retain and motivate qualified executives;

●	Provide incentives to executives to maximize productivity and enhance enterprise value by aligning the interests of the executives with those of the Shareholders;

●	Foster the teamwork and entrepreneurial spirit necessary to support the Company’s growth objectives;

●	Establish a direct link between all elements of compensation and the performance of the Corporation and its subsidiaries, and individual performance;

●	Integrate compensation incentives with the development and successful execution of strategic and operating plans; and to enhance Shareholder value.

The Compensation Committee of the Corporation is composed of André Y. Fortier (Chair), Andrew Farncomb and Roger Norwich, each of whom is considered independent for the purposes of National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”). Each member of the Compensation Committee has held senior executive and board positions with other publicly traded companies where they have had direct involvement in the development and implementation of compensation policies and practices for employees at all levels, including executive officers. The Board believes that the Compensation Committee members possess all of the knowledge, experience and the profile needed in order to fulfill the mandate of the Compensation Committee.

For the fiscal year ended December 31, 2019, the Compensation Committee was responsible for making recommendations to the Board with respect to the compensation of the Corporation’s directors, Named Executive Officers and employees. The Compensation Committee works in conjunction with the Chairperson and the President on the review and assessment of the performance of executive officers and other employees in accordance with the Corporation’s compensation practices. The Board reviews the Compensation Committee’s recommendations to ensure that total compensation paid to all Named Executive Officers is fair and reasonable and is consistent with the Corporation’s compensation program.

The Compensation Committee reviewed compensation practices of the following companies in the course of its assessment: Alexco Resource Corp., Alio Gold Inc., Americas Gold & Silver Corporation, Avino Silver & Gold Mines Ltd., GoGold Resources Inc., Golden Minerals Company and Great Panther Silver Limited. No compensation consultants were retained for comparison of corporate or executive compensation for the 2019 review; however, the Corporation consulted independently prepared industry surveys on compensation practices.

The Corporation engaged and independent firm, Bedford Consulting Group Inc. (“Bedford”) in June 2020, to review and report on executive compensation to enhance the Corporation’s executive compensation program going forward. The review will be reported on in the Corporation’s 2021 management information circular.

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The executive compensation program comprises fixed and variable elements of compensation; base salary, indirect compensation (benefits), discretionary bonus, and long-term incentives in the form of DSUs, RSUs and stock options. In determining actual compensation levels, the Compensation Committee considers the total compensation program, rather than any single element in isolation. Total compensation levels are designed to reflect both the marketplace (to ensure competitiveness) and the responsibility of each position (to ensure internal equity). The Compensation Committee believes these elements of compensation, when combined, form an appropriate mix of compensation, and provide competitive salary, link the majority of the executives’ compensation to corporate and individual performance (which induces and rewards behaviour that creates long-term value for Shareholders and other stakeholders), and encourage retention with time-based vesting attached to long-term equity-based incentives. Enhancements to current programs for executives and directors will be reviewed and if appropriate, implemented on a go forward in light of the independent study conducted by Bedford.

The compensation level of the President is designed to recognize his personal contributions and leadership. At the end of each fiscal year, the Compensation Committee evaluates the performance of the President, and the Compensation Committee in consultation with the Chairperson formally evaluates the performance of the President. Using both financial and non-financial measures, the Compensation Committee may recommend to the Board an increase to the President’s total compensation to levels that are consistent with corporate and individual performance.

Similarly, the Compensation Committee reviews and ensures that the directors’ compensation packages are competitive in light of the responsibility and the time commitment required from directors. Based on such reviews, the Committee makes recommendations to the Board with respect to changes to executive compensation and director compensation.

2019 Compensation Grants

Compensation for NEOs is composed of different elements. These include elements relating to factors that do not directly correlate to the market price of the Common Shares, such as base salary, as well as elements that more closely correlate to the Corporation’s performance and financial condition, such as short-term and long-term incentives. The elements of executive compensation are designed to attract and retain top quality executives to manage and grow the business through both adverse and favourable economic cycles. In recent years, in the context of difficult equity and commodity markets, the Corporation has significantly weighted compensation to corporate performance metrics, specifically regarding safety, cost performance and certain specific corporate and strategic objectives.

During 2019, RSU grants comprised a significant component of compensation for executives. These RSUs had 100% performance based vesting thresholds as follows: Health & Safety – 10%; All-in Sustaining Cost – 20%; Corporate Growth (based on increase in the Corporation’s net asset value (“NAV”) – 50%; and Stock Performance (relative to the Global X Silver Miners ETF (SIL), of which the Corporation is a component stock from time-to-time) – 20%. The Corporation Growth component may be multiplied 2X based on corporate NAV growth in excess of 200% from March 31, 2019. The Corporation expects RSU grants to continue be performance metric based, with a focus on Corporate Growth and Stock Performance.

Option grants made in 2019 were made in respect of 2018 performance and were reflected in the 2019 management information circular, other than in respect of NEOs that were not employed by the Corporation during 2019 (the CFO & VP Corporate Development and the former VP Special Projects). The Corporation changed the timing of compensation grant reporting in 2020 to better align compensation grants with financial accounting and disclosure requirements. Therefore, grants made in 2020, which in recent years would have been reflected as 2019 compensation, will be reflected in the 2021 management information circular.

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Further to the above, RSU and Option grants to NEOs for 2019 were as follows:

Name/Title	RSUs (#)		Options (#)
Brendan Cahill President & CEO	292,784	(1)	100,000
Anna Ladd-Kruger(2) CFO & VP Corporate Development	200,000		175,000
Rupy Dhadwar Former CFO	Nil		75,000
Ben Pullinger Senior Vice President Geology	160,000		85,000
Ronald Mariño Vice President Finance	125,000		75,000
Marcello Locatelli(2) Former VP Special Projects	50,000		75,000

(1)	117,784 RSUs were granted in respect of salary and 175,000 RSUs in respect of annual compensation grants.
(2)	Not employed by the Corporation in 2018; grants made on hire and reflected as 2019 compensation, below.

Cash base salaries of the longest serving executives (CEO) have generally not increased in recent years, despite the improved operational performance of the Corporation and the engagement of an improved management team. In late 2019, the Corporation increased the salary of the SVP Geology to $250,000 per year. After a review of 2019 performance on a corporate and individual basis, as well as equity and commodity market conditions, the Compensation Committee determined not to grant any discretionary cash bonuses for 2019.

As discussed above, the Corporation has engaged Bedford for a review and report on executive compensation to enhance the Corporation’s executive compensation program going forward. The review and program enhancements will be summarized in the Corporation’s 2021 management information circular.

The mix of total direct compensation potentially payable to our Named Executive Officers is as follows:

Base Salaries

Base salaries for the executive officers are designed to be competitive and are adjusted for the realities of the market. Initial base salaries are determined through market comparables, formal job evaluation, commercially available salary survey data, experience level, leadership and management skills, responsibilities and proven or expected performance. The Compensation Committee, in consultation with the Chairperson, reviews the recommendations of the President and recommends to the Board the base salaries for executive officers taking into consideration the individual’s performance, contributions to the success of the Corporation, and internal equities among positions. No specific weightings are assigned to each factor; instead a subjective determination is made based on a general assessment of the individual relative to such factors.

In November 2017, the Board increased the CEO’s salary to $300,000 per annum (from a voluntarily reduced salary of $180,000 from 2013 onward), with $100,000 of such salary to be issued quarterly in the form of RSUs vesting on January 1st of the second calendar year after the date of grant. This arrangement was designed to link a material portion of the CEO’s base salary with the Corporation’s share price performance (and underlying operational, financial, etc. performance).

The Board of Directors and Compensation Committee review executive compensation on an ongoing basis, with the expectation that salaries will be modified in consideration of commodity prices, market and the Corporation’s financial position.

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Discretionary Bonus

A discretionary bonus is intended to provide incentives to executive officers to enhance the growth and development of the Corporation, to encourage and motivate executive officers to achieve short-term goals, and to reward individual contribution to the achievement of corporate objectives. The bonus can be based as a percentage of annual salary or a fixed dollar amount and is awarded at the discretion of the Board as recommended by the Compensation Committee.

Long-Term Incentives

The Corporation’s long-term equity portion of executive compensation is designed to align the interests of executive officers with that of Shareholders by encouraging equity ownership through awards of stock options (“Options”), DSUs and RSUs, to motivate executives and other key employees to contribute to an increase in corporate performance and Shareholder value, and to attract talented individuals and encourage the retention of executive officers and other key employees by vesting Options, DSUs and RSUs over a period of time.

Stock Options

The Corporation grants Options to its NEOs. The timing of the grant, and number of Common Shares made subject to option is recommended by the Chairperson and the President, reviewed and approved (or revised, if thought appropriate) by the Compensation Committee in consultation with the Chairperson, and implemented by a resolution of the Board. The review of proposed option grants by the Compensation Committee (which is composed of independent directors) and the implementation thereof by the Board (which is comprised of a majority of independent directors) provides the independent directors with significant input into such compensation decisions. Consideration in determining option grants is given to, amongst other things, the total number of Options outstanding, the current and future expected contribution to the advancement of corporate objectives, the position of the individual, tenure, and previous option grants to selected individuals. No specific weightings are assigned to each factor; instead a subjective determination is made based on an assessment of the individual relative to such factors. Grants of Options also comprise a portion of the compensation package offered to attract and retain new directors and executive officers to the Corporation. Options granted by the Board are priced at the closing price of the Common Shares on the TSX on the last trading day prior to the date of grant. Please see “Securities Authorized for Issuance under Equity Compensation Plans – Stock Option Plan” for further information.

During the fiscal year ended December 31, 2019, 380,000 Options were granted to directors and 825,000 Options were granted to executives, employees and consultants of the Corporation for an aggregate total of 1,205,000 Options.

Deferred Share Units

The Board adopted the DSU Plan effective as of December 11, 2013, as amended on March 25, 2014 and approved by Shareholders on April 29, 2014. The DSU Plan was further amended and restated as of June 26, 2020. The purpose of the DSU Plan is to promote the alignment of interests between the directors and Shareholders while enabling directors, officers and employees to participate in the long-term success of the Corporation through the grant of DSUs. The Board’s current policy is that DSUs will be granted to directors, officers and employees. Upon vesting, each DSU Award entitles the DSU Participant to receive, subject to adjustment as provided for in the DSU Plan, a lump sum cash payment or, at the Corporation’s discretion, Common Shares equal to the whole number of DSUs credited to the DSU Participant plus a cash settlement for any fraction of a DSU. For the purposes of the DSU Plan, the value of the DSU on the Settlement Date is the market price, being the volume-weighted average price of the Common Shares on the TSX for the five trading days immediately preceding such Settlement Date, but if the Common Shares did not trade on such trading days, the market price shall be average of the bid and ask prices in respect of the Common Shares at the close of trading on such trading day. The DSU Plan is posted on the Corporation’s website at www.excellonresources.com.

During the fiscal year ended December 31, 2019, 475,366 DSUs were granted to directors of the Corporation.

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Restricted Share Units

The Board adopted the RSU Plan effective as of December 11, 2013, as amended on March 25, 2014 and approved by Shareholders on April 29, 2014. The RSU Plan was further amended and restated as of June 26, 2020. The purpose of the RSU Plan is to assist the Corporation in attracting and retaining individuals with experience and exceptional skill, to allow selected executives, key employees, consultants and directors of the Corporation to participate in the long-term success of the Corporation and to promote a greater alignment of interests between the participants designated under the RSU Plan and the Shareholders of the Corporation. Under the RSU Plan, RSUs may be granted at the discretion of the Board as a bonus to executives taking into account a number of factors, including the amount and term of RSUs previously granted, base salary and bonuses and competitive market factors. The Board establishes the vesting conditions for each Grant at the time of grant.

Upon vesting, each RSU entitles the RSU Participant to receive, subject to adjustments as provided for in the RSU Plan, one Common Share. For the purposes of the RSU Plan, the value of the RSU on vesting is the market price, being the closing volume-weighted average price of the Common Shares on the TSX for the five trading days immediately preceding such vesting date, but if the Common Shares did not trade on such trading days, the market price shall be average of the bid and ask prices in respect of the Common Shares at the close of trading on such trading day. The RSU Plan contemplates various entitlements in the event of a change of control. The RSU Plan is posted on the Corporation’s website at www.excellonresources.com.

During the fiscal year ended December 31, 2019, 1,848,974 RSUs were granted to executives, employees and consultants of the Corporation.

Indirect Compensation

The primary benefits offered to the Named Executive Officers include participation in group health, dental, extended medical coverage, and life insurance, including long-term disability, paid vacation and payment of any professional dues on the individual’s behalf, which benefits are generally available to all employees of the Corporation.

Pension Plan Benefits

The Corporation does not provide retirement benefits for directors, executive officers or employees.

Share Ownership Requirements

The Corporation has not imposed minimum share ownership requirements, in line with industry practices for similar companies of its size.

Risks Associated with Compensation Practices

As of the date of this Circular, the Corporation’s directors had not, collectively, considered the implications of any risks associated with the Corporation’s compensation policies applicable to its executive officers.

Financial Instruments

The Corporation has not, to date, adopted a policy restricting its executive officers and directors from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, which are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by executive officers or directors. As of the date of this Circular, entitlement to grants of incentive Options under the Corporation’s Stock Option Plan, the DSU Plan or the RSU Plan are the only equity-based security elements awarded to executive officers and directors.

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Summary Compensation Table

The table below is a summary of total compensation paid to the NEOs for each of the Corporation’s three most recently completed financial years ending December 31, 2019:

Summary Compensation Table

Name and Principal Position	Year	Salary	Share-based Awards(1)	Option-based Awards(2)	Non-Equity Incentive Plan Compensation		Pension Value	All Other Compensation	Total Compensation
		($)	($)	($)	Annual Incentive Plans	Long-term Incentive Plans	($)	($)	($)
Brendan Cahill(3)	2019	200,000	226,000	NIL	NIL	NIL	NIL	NIL	426,000
President & CEO and	2018	200,000	100,000	60,610	NIL	NIL	NIL	NIL	360,610
Director	2017	210,000	341,100	NIL	NIL	NIL	NIL	NIL	551,100
Anna Ladd-Kruger (4) CFO, VP Corporate Development	2019	137,500	192,000	105,665	NIL	NIL	NIL	NIL	435,165

Rupy Dhadwar (5)	2019	76,875	NIL	NIL	NIL	NIL	NIL	152,407	229,282
Former CFO	2018	205,000	NIL	45,458	NIL	NIL	NIL	NIL	250,458
	2017	205,000	178,200	NIL	NIL	NIL	NIL	NIL	383,200
Ben Pullinger	2019	208,333	115,200	NIL	NIL	NIL	NIL	NIL	323,533
SVP Geology	2018	200,000	NIL	51,519	NIL	NIL	NIL	NIL	251,519
	2017	200,000	251,100	NIL	NIL	NIL	NIL	NIL	451,100
Ronald Mariño	2019	175,000	100,750	NIL	15,000	NIL	NIL	NIL	290,750
Vice President Finance	2018	175,000	NIL	45,458	NIL	NIL	NIL	NIL	220,458
	2017	169,375	153,900	NIL	NIL	NIL	NIL	NIL	323,275
Marcello Locatelli (6) Former VP Special Projects	2019	166,667	105,000	44,415	NIL	NIL	NIL	NIL	316,082

(1)	RSUs are granted with performance, share price and time vesting criteria. The valuation of RSUs reflects the value on the date of grant. Certain portions of option-based compensation were granted subsequent to December 31, 2019 (on April 24, 2020) in respect of 2019, as further discussed under “2019 Compensation Grants”, above.
(2)	The values reported represent an estimate of the grant date fair market value of the options awarded during the year. For 2019, the fair value was estimated at the grant date based on the Black-Scholes option pricing model assuming a risk-free interest rate of 1.71%, no dividend yield, expected life of 5 years and an expected price volatility of 77.63%. For 2018, the fair value was estimated at the grant date based on the Black-Scholes option pricing model assuming a risk-free interest rate of 1.97%, no dividend yield, expected life of 5 years and an expected price volatility of 77.92%. For 2017, the fair value was estimated at the grant date based on the Black-Scholes option pricing model assuming a risk-free interest rate of 1.16%, no dividend yield, expected life of 5 years and an expected price volatility of 79.83%. The calculation of fair market value is based on the Black-Scholes pricing model, selected as it is widely used in estimating option-based compensation values by Canadian public companies. The Black-Scholes model is a pricing model, which may or may not reflect the annual value of the options. The options may never be exercised and actual gain, if any, on exercise will depend on the value of the Common Shares on the date of exercise.
(3)	As discussed above, Mr. Cahill’s Base Salary for 2019 was $300,000, with $100,000 of such salary issued quarterly in the form of RSUs vesting on January 1st of the second calendar year after the date of grant. The RSU component of Base Salary is reflected in Share Based Awards.
(4)	Ms. Ladd-Kruger joined the Corporation as Chief Financial Officer and Vice President Corporate Development on June 26, 2019, and received 200,000 RSUs and 175,000 Stock Options in connection with her appointment.
(5)	Mr. Dhadwar ceased to be Chief Financial Officer of the Corporation effective May 17, 2019. “All Other Compensation” includes salary continuance relating to his departure from the Corporation.
(6)	Mr. Locatelli ceased to be VP Special Projects of the Corporation effective October 31, 2019.

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Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

Option-based awards outstanding in respect of each NEO as at December 31, 2019 were as follows:

Option Based Award	Share-based Awards

Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(2)
Brendan Cahill President, CEO and Director	75,000 100,000	0.57 0.95	04/06/2020 03/24/2024	34,500 8,000	583,828	601,343
Anna Ladd-Kruger CFO, VP Corporate Development	175,000	0.96	06/26/2024	12,500	200,000	206,000
Rupy Dhadwar Former CFO	NIL	N/A	N/A	N/A	NIL	N/A
Ben Pullinger SVP Geology	85,000	0.95	03/24/2024	6,800	401,050	413,082
Ronald Mariño VP Finance	13,333 25,000 75,000	0.57 1.75 0.95	04/06/2020 03/24/2022 03/24/2024	1,600 NIL 6,000	161,450	166,294
Marcello Locatelli Former VP Special Projects	75,000	0.95	03/24/2024	6,000	NIL	NIL

(1)	The “Value of unexercised in-the-money options” reflects the aggregate dollar amount of (vested and unvested) unexercised in-the-money options held at the end of the year. The amount is calculated based on the difference between the closing price of the Common Shares on the TSX on December 31, 2019 ($1.03) and the exercise price of the options. The options may never be exercised and actual gain, if any, on exercise will depend on the value of the Common Shares on the date of exercise.
(2)	The “Market or payout value of share-based awards that have not vested” reflects the aggregate dollar amount of unvested and unexercised share based awards held at the end of the year. The amount is calculated based on the closing price of the Common Shares on the TSX on December 31, 2019 ($1.03).

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Value Vested or Earned During the Year

For the year ended December 31, 2019, the following table sets forth for each Named Executive Officer the value that would have been realized if the option-based incentive plan awards had been exercised on their vesting date, and the value earned under the non-equity incentive plan.

Name	Option-Based Awards – Value Vested During the Year ($)(1)	Share-based awards – Value Vested During the Year ($)(2)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
Brendan Cahill	NIL	43,883	NIL
Anna Ladd-Kruger	NIL	N/A	NIL
Rupy Dhadwar	N/A	70,199	NIL
Ben Pullinger	NIL	7,115	NIL
Ronald Mariño	NIL	4,361	NIL
Marcello Locatelli	NIL	NIL	NIL

(1)	The value of options which vested during the fiscal year ended December 31, 2019 was calculated based on the difference between the closing price of the Common Shares on the TSX on the vesting date and the exercise price of the options. The options may never be exercised and actual gain, if any, on exercise will depend on the value of the Common Shares on the date of exercise.
(2)	The value of share based awards which vested during the fiscal year ended December 31, 2019 was calculated based on the volume-weighted average price of the Common Shares on the TSX for the five trading days prior to the vesting date. Share-based awards in this column represent RSUs that were paid out in common shares vesting in 2019.

Employment Agreements

Of the NEOs, the Corporation has employment agreements in place with its President and CEO, CFO & VP Corporate Development, SVP Geology and VP Finance as of the date hereof. All of the executive employment agreements provide for base salary, discretionary bonuses and stock option awards, as approved by the Board, paid vacation and enrolment in the Corporation’s benefits plan, which benefits are generally available to all employees of the Corporation, and provide payment on termination without just cause or in the event of change of control of the Corporation as described below.

Termination and Change of Control Benefits

“Change of Control” for the Corporation is defined in the Corporation’s employment agreements with the CFO & VP Corporate Development, SVP Geology, and VP Finance, as:

(a)	“the completion of a transaction or series of transactions constituting an acquisition, merger, amalgamation, consolidation, transfer, sale arrangement, reorganization, recapitalization, reconstruction or other similar event by virtue of which the Shareholders of the Corporation immediately prior to such transaction or series of transactions hold less than 50% of the voting Common Shares or successor company following completion of such transaction or series of transactions; or
(b)	the disposal of all or substantially all of the assets of the Corporation; or
(c)	a transaction or series of transactions, as a result of which a majority of the directors of the Corporation are removed from office at any annual or special meeting of Shareholders, or a majority of the directors of the Corporation resign from office over a period of 60 days or less, and the vacancies created thereby are filled by nominees proposed by any person other than directors or management of the Corporation in place immediately prior to the removal or resignation of the directors.”

In the case of the President and CEO, a “Change of Control” is defined as follows:

(a)	“the completion of a transaction or series of transactions constituting an acquisition, merger, amalgamation, consolidation, transfer, sale, arrangement, reorganization, recapitalization, reconstruction or other similar event by virtue of which the Shareholders of the Corporation immediately prior to such transaction or series of transactions hold less than 60% of the voting Common Shares or successor company following completion of such transaction or series of transactions, or
(b)	the disposition of all or substantially all of the business or assets of the Corporation to another person or persons pursuant to one or a series of transactions,
(c)	a transaction or series of transactions as a result of which a majority of the directors of the Corporation are removed from office at any annual or special meeting of Shareholders, or a majority of the directors of the Corporation resign from office over a period of 60 days or less, and the vacancies created thereby are filled by nominees proposed by any person other than directors or management of the Corporation in place immediately prior to the removal or resignation of the directors,
(d)	at any time a person, directly or indirectly, beneficially owns more than 30% of the voting Common Shares, or
(e)	at any time persons, acting jointly or in concert, directly or indirectly, beneficially own in the aggregate more than 30% of the voting Common Shares.”

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Brendan Cahill, President and Chief Executive Officer: Under the terms of his employment agreement, within six months of a Change of Control, if Mr. Cahill’s employment is terminated (whether with or without just cause) or he chooses to terminate his employment at his sole discretion, Mr. Cahill is entitled to receive a lump sum payment equal to three times the sum of (i) his base salary at the time of termination of employment plus (ii) the bonus paid to him for the previous year. In addition, Mr. Cahill’s group insurance benefit coverage, other than long and short-term disability, will continue until the earlier of 12 months following termination and the day he commences employment with another employer. In the event of the termination of Mr. Cahill’s employment without just cause either before or in the absence of a Change of Control or beyond a six month period following a Change of Control, Mr. Cahill is entitled to receive a lump sum payment of two times his base salary.

Anna Ladd-Kruger, Chief Financial Officer and Vice President Corporate Development: Under the terms of her employment agreement, within six months of a Change of Control, if Ms. Ladd-Kruger’s employment is terminated without just cause or she chooses to terminate her employment at her sole discretion, Ms. Ladd-Kruger is entitled to receive a lump sum payment equal to two times the sum of (i) her base salary at the time of the Change of Control plus (ii) any cash bonus paid to her in the year preceding the Change of Control, (iii) the equivalent annual value of the Benefit Plan. In addition, all outstanding equity compensation granted to Ms. Ladd-Kruger will vest immediately.

Ben Pullinger, Senior Vice President Geology: Under the terms of his employment agreement, within six months of a Change of Control, if Mr. Pullinger’s employment is terminated without just cause or he chooses to terminate his employment at his sole discretion, Mr. Pullinger is entitled to receive (i) a payment equal to two years’ base salary, (ii) a payment equal to the aggregate cash bonus, if any, payable in the preceding two (2) calendar years and (iii) group insurance benefit coverage, other than long and short-term disability, will continue until the earlier of 24 months following termination and the day he commences employment with another employer. In the event of the termination of Mr. Pullinger’s employment without just cause either before or in the absence of a Change of Control or beyond a six month period following a Change of Control, Mr. Pullinger is entitled to receive (i) a lump sum payment equal to his base salary and (ii) group insurance benefit coverage, other than long and short-term disability, will continue until the earlier of 12 months following termination and the day he commences employment with another employer.

Ronald Mariño, Vice President Finance: Under the terms of his employment agreement within six months of a Change of Control, if Mr. Mariño’s employment is terminated without just cause or he chooses to terminate his employment at his sole discretion, Mr. Mariño is entitled to receive a lump sum payment equal to 1.5 times his base salary. In addition, Mr. Mariño’s group insurance benefit coverage, other than long and short-term disability, will continue until the earlier of 12 months following termination and the day he commences employment with another employer.

The table below sets out the estimated incremental payments, payables and benefits due to each of the Named Executive Officers for termination on a change of control, assuming termination on December 31, 2019:

		Base Salary	Value of Option-Based Awards if Exercised on Termination(1)	All Other Compensation(2)	Total
Name	Triggering Event	$	$	$	$
Brendan Cahill	Change of control	900,000	42,500	601,343	1,543,843
	Termination without just cause	600,000	42,500	NIL	642,500
Anna Ladd-Kruger	Change of control	550,000	12,250	206,000	768,250
	Termination without just cause	275,000	12,250	NIL	287,250
Ben Pullinger	Change of control	500,000	6,800	413,082	919,882
	Termination without just cause	250,000	6,800	NIL	256,800
Ronald Mariño	Change of control	262,500	12,133	166,294	440,927
	Termination without just cause	NIL(3)	12,133	NIL	12,133

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(1)	The value of unexercised options was calculated based on the difference between the closing price of the Common Shares on the TSX on December 31, 2019 ($1.03) and the exercise price of the options. Where the difference is negative, the options are not in-the-money and no value is reported. The options may never be exercised and actual gain, if any, on exercise will depend on the value of the Common Shares on the date of exercise.
(2)	Reflects the value attributable to DSUs or RSUs, as applicable, at vesting on the Triggering Event. The amount payable for continuing benefit coverage is dependent upon the Named Executive Officer obtaining alternative employment within the time period discussed above and cannot be determined at this time.
(3)	Subject to standard statutory payments under applicable employment legislation.

Performance Graph

The following graph compares the yearly change in the cumulative total Shareholder return over the five most recently completed financial years, assuming a $100 investment in the Common Shares on December 31, 2014 against the return of the S&P/TSX Composite Total Return Index, assuming the reinvestment of dividends, where applicable, for the comparable period.

	31-Dec-14	31-Dec-15	31-Dec-16	31-Dec-17	31-Dec-18	31-Dec-19
Excellon Resources Inc.	100	47	248	279	105	156
S&P/TSX Composite Index	100	89	104	111	98	117

The S&P/TSX Composite Index is an index of the stock prices of the largest companies on the TSX as measured by market capitalization. Stocks included in this index cover all sectors of the economy and the S&P/TSX Composite Index has traditionally been heavily weighted towards financial stocks. In addition, global commodity prices, world economic conditions, and general market conditions are significant factors affecting stock market performance, which are beyond the control of the Corporation’s officers.

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The performance of the Common Shares on the TSX generally outperformed the the three exchange traded funds in which the Common Shares were held during portions of the year, outperforming the Global X Silver Miners ETF (SIL) and the Blackrock Global Silver Miners ETF (SVLP), while trading in line with the ETFMG Prime Junior Silver ETF (SILJ), with the share price increasing from $0.68 to $1.03 from January 1 to December 31, 2019.

DIRECTORS COMPENSATION

Summary Compensation Table

The following table sets forth all compensation paid, awarded or earned by the non-executive directors of the Corporation during the year ended December 31, 2019.

Directors Compensation Table
Name	Fees Earned ($)(1)	Share-Based Awards ($)	Option-Based Awards(2) ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
André Fortier	75,000	70,500	NIL	NIL	N/A	NIL	145,500
Laurie Curtis	65,500	47,000	NIL	NIL	N/A	NIL	112,500
Andrew Farncomb	19,500	79,500	NIL	NIL	N/A	NIL	99,000
Alan McFarland(3)	62,000	47,000	NIL	NIL	N/A	NIL	109,000
Oliver Fernández(3)	NIL	89,500	NIL	NIL	N/A	NIL	89,500
Daniella Dimitrov(3)	64,000	47,000	NIL	NIL	N/A	NIL	111,000
Jacques McMullen(3)	65,500	47,000	NIL	NIL	N/A	NIL	112,500
Michael Timmins(4)	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Roger Norwich(4)	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Craig Lindsay(4)	N/A	N/A	N/A	N/A	N/A	N/A	N/A

(1)	During 2019, non-executive directors of the board elected to receive all or a portion of cash board fees in DSUs, with approximately 23% of cash fees being issued in the form of DSUs, resulting in the total issuance of 100,366 DSUs in respect of such fees. Board fees paid in DSUs are aggregated with annual compensation grants in the Share-Based Awards column.
(2)	The values reported represent an estimate of the grant date fair market value of the options awarded during the year. For 2019, the fair value was estimated at the grant date based on the Black-Scholes option pricing model assuming a risk-free interest rate of 1.71%, no dividend yield, expected life of 5 years and an expected price volatility of 77.63%. The options may never be exercised and actual gain, if any, on exercise will depend on the value of the Common Shares on the date of exercise.
(3)	Former director.
(4)	Not a director in 2019.

The Board, on recommendation of the Compensation Committee, determines director compensation. The objective in determining such director compensation is to ensure that the Corporation can attract and retain experienced and qualified individuals to serve as directors. The Corporation compensates its non-executive directors through the payment of directors’ fees (on an annual retainer, committee chair and committee member) and through the grant of incentive Options, DSUs and RSUs. As of the year ended December 31, 2019, non-executive directors received the following annual retainers and other fees for their services as directors (which may be payable in DSUs or 50/50 DSUs/cash at the director’s option):

Director Retainer (base)	$40,000
Chairperson (retainer)	$75,000
Audit Committee Chair (Member)	$10,000 ($6,000)
Corporate Responsibility & Technical Committee Chair (Member)	$10,000 ($5,000)
Compensation Committee Chair (Member)	$7,500 ($5,000)
Nominating & Corporate Governance Committee Chair (Member)	$5,000 ($2,500)

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All retainers are paid pro rata on a quarterly basis. Directors are also reimbursed for out-of-pocket expenses incurred in attending meetings and otherwise carrying out their duties as directors of the Corporation. In addition, directors are eligible to participate in the Corporation’s Stock Option Plan, DSU Plan and RSU Plan, and historically the Corporation has granted options to members of the Board. As of the date of this Circular, the Corporation had awarded outstanding options to purchase 5,987,007 Common Shares, of which 2,106,067 were granted to non-executive directors, representing approximately 35.2% of outstanding options. Of the total current outstanding options, 2,217,007 are held by former optionholders of Otis, including 976,067 held by two former directors of Otis that are now Excellon directors.

As of July 1, 2020, the Corporation has 2,917,842 DSUs outstanding of which all were issued to directors in to directors in respect of board compensation and in lieu of board fees

Incentive Plan Awards

Share-Based Awards, Option-Based Awards and Non-Equity Incentive Plan Compensation

The following table sets out option-based awards outstanding for each non-executive director based on a closing price of $1.03 for the Common Shares on the TSX as of December 31, 2019.

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	Option Based Award				Share-based Awards
Director Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(2)
André Y. Fortier	50,000	0.57	04/06/2020	26,200	591,552	609,299
	25,000	1.75	03/24/2022
	25,000	1.62	03/26/2023
	40,000	0.95	03/24/2024
Laurie Curtis	50,000	1.46	12/15/2021	3,200	221,010	227,640
	25,000	1.75	03/24/2022
	25,000	1.62	03/26/2023
	40,000	0.95	03/24/2024
Andrew Farncomb	50,000	1.69	12/15/2022	3,200	195,937	201,815
	25,000	1.62	03/26/2023
	40,000	0.95	03/24/2024
Alan R. McFarland(3)	50,000	0.59	04/06/2020	25,2000	455,333	468,993
	25,000	1.62	03/26/2023
	40,000	0.95	03/24/2024
Oliver Fernández(3)	50,000	0.57	04/06/2020	25,200	464,413	478,345
	25,000	1.75	03/24/2022
	25,000	1.62	03/26/2023
	40,000	0.95	03/24/2024
Daniella Dimitrov(3)	50,000	1.46	12/15/2021	3,200	196,264	202,152
	25,000	1.75	03/24/2022
	25,000	1.62	03/26/2023
	40,000	0.95	03/24/2024
Jacques McMullen(3)	50,000	1.64	11/15/2022	3,200	183,352	188,853
	25,000	1.62	03/26/2023
	40,000	0.95	03/24/2024
Michael Timmins(4)	N/A	N/A	N/A	N/A	N/A	N/A
Roger Norwich(4)	N/A	N/A	N/A	N/A	N/A	N/A
Craig Lindsay(4)	N/A	N/A	N/A	N/A	N/A	N/A

(1)	The value of unexercised in-the-money options reflects the aggregate dollar amount of (vested and unvested) unexercised options held at the end of the year. The amount is calculated based on the difference between the closing price of the Common Shares on the TSX on December 31, 2019 ($1.03) and the exercise price of the options. The options may never be exercised and actual gain, if any, on exercise will depend on the value of the Common Shares on the date of exercise.
(2)	Reflects the aggregate dollar amount of unvested and unexercised share based awards held at the end of the year. The amount is calculated based on the closing price of the Common Shares on the TSX on December 31, 2019 ($1.03).
(3)	Former director.
(4)	Not a director in 2019.

Value Vested or Earned During the Year

For the year ended December 31, 2019, the following table sets forth, for each non-executive director, the value that would have been realized if the option-based incentive plan awards had been exercised on their vesting date.

Director Name	Option-Based Awards – Value Vested During the Year ($)(1)	Share-Based Awards – Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)

André Y. Fortier	NIL	NIL	N/A
Laurie Curtis	NIL	NIL	N/A
Andrew Farncomb	NIL	NIL	N/A
Alan R. McFarland(2)	NIL	NIL	N/A
Oliver Fernández(2)	NIL	NIL	N/A
Daniella Dimitrov(2)	NIL	NIL	N/A
Jacques McMullen(2)	NIL	NIL	N/A
Michael Timmins(3)	N/A	N/A	N/A
Roger Norwich(3)	N/A	N/A	N/A
Craig Lindsay(3)	N/A	N/A	N/A

(1)	The value of options which vested during the fiscal year ended December 31, 2019 was calculated based on the difference between the closing price of the Common Shares on the TSX on the vesting date and the exercise price of the options. The options may never be exercised and actual gain, if any, on exercise will depend on the value of the Common Shares on the date of exercise.
(2)	Former director.
(3)	Not a director in 2019.

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SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides information regarding the Corporation’s equity compensation plans as of December 31, 2019, under which securities of the Corporation are authorized for issuance to directors, officers, employees and consultants of the Corporation and its affiliates:

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights(1)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by Shareholders	7,505,284	$1.12	3,740,276
Equity compensation plans not approved by Shareholders	NIL	NIL	NIL
Total	7,505,284	$1.12	3,740,276

(1)	In respect of the 2,304,999 Options outstanding only, as an exercise price in respect of the DSUs and RSUs is not applicable.

Burn Rate

Pursuant to section 613 of the TSX Company Manual, the following table sets out the burn rate under each of the Corporation’s Equity Compensation Plans during each of the past three calendar years, with the burn rate reflecting the number of securities granted under each plan as a percentage of the weighted average number of issued and outstanding Common Shares during the year:

	2017		2018		2019
	Issued	Burn Rate (%)	Issued	Burn Rate (%)	Issued	Burn Rate (%)
Options	420,000	0.54%	315,000	0.32%	1,205,000	1.17%
RSUs	939,878	1.21%	419,559	0.43%	1,848,974	1.79%
DSUs	497,809	0.64%	916,052	0.94%	475.366	0.00%
Total	1,857,687	2.39%	1,650,611	1.69%	3,054,449	2.95%
Weighted I/O Common Shares	77,671,087		97,723,360		103,374,331

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Stock Option Plan

The Board and Shareholders approved an updated Stock Option Plan in 2018. The purpose of the Stock Option Plan is to attract and motivate directors, senior officers, employees, and others providing services to the Corporation (the “Eligible Persons”), and thereby advance the Corporation’s interests, by affording such persons with an opportunity to acquire an equity interest in the Corporation through the issuance of Options.

The Compensation Committee administers the Stock Option Plan. Notwithstanding, the Board retains independent and concurrent power to undertake any action delegated to the Committee, whether with respect to the Stock Option Plan as a whole or with respect to individual Options granted or to be granted under the Stock Option Plan.

The following is a summary of the key terms of the Stock Option Plan, which summary is qualified in its entirety by the full terms of the Stock Option Plan, available on the Corporation’s website at www.excellonresources.com:

●	The aggregate number of Common Shares available at all times for issuance under the Stock Option Plan will be 4,749,040, which would represent approximately 5% of the Corporation’s current issued and outstanding Common Shares. Any option which has been cancelled or terminated prior to exercise in accordance with the terms of the Stock Option Plan will again be available under the Stock Option Plan.
●	The exercise price per Common Share under an option shall be determined by the Compensation Committee but, in any event, shall not be lower than the market price of the Common Shares of the Corporation on the date of grant of the options.
●	The term of all options awarded under the Stock Option Plan is a maximum of five years.
●	Options granted pursuant to the Stock Option Plan shall vest and become exercisable by an optionee at such time or times as may be determined by the Compensation Committee at the date of grant and as indicated in the option commitment.
●	In the event that the expiry of an option falls within a trading blackout period imposed by the Corporation, the expiry date of the option shall be automatically extended to the tenth business day following the end of the blackout period as permitted by applicable TSX policies.
●	The termination provisions under the Stock Option Plan are as follows: An optionee will have, in all cases subject to the original option expiry date (i) a 6-month period to exercise his/her options that have vested, in the event of death; (ii) a 6-month period to exercise his/her options that have vested, in the event of termination without cause, retirement, or permanent disability; (iii) 90 days to exercise his/her options that have vested, in the event of resignation; and (iv) immediate termination of the options in the event of termination with cause. In the event of a change of control, all unvested options shall automatically vest on the date of the change of control.
●	The grant of options under the Stock Option Plan is subject to the number of the Common Shares: (i) issued to insiders of the Corporation, within any one (1) year period, and (ii) issuable to insiders of the Corporation, at any time, under the Stock Option Plan, or when combined with all of the Corporation’s other security based compensation arrangements, not exceeding 10% of the Corporation’s total issued and outstanding Common Shares, respectively.
●	The aggregate number of options granted pursuant to the Stock Option Plan to any one non-executive director, if ever applicable, within any one-year period shall not exceed a maximum value of $100,000 worth of options. The value of the options shall be determined using a generally accepted valuation model.
●	The aggregate number of Common Shares reserved for issuance pursuant to the Stock Option Plan to non-executive directors as a group, if ever applicable, shall not exceed 1% of the number of issued and outstanding Common Shares, as calculated without reference to the initial options granted under the Stock Option Plan to a person who is not previously an insider of the Corporation upon such person becoming or agreeing to become a director of the Corporation, and without reference to options held by former directors of the Corporation.

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●	The specific amendment provisions for the Stock Option Plan provide the Board or committee with the power, subject to the requisite regulatory approval, to make the following amendments without shareholder approval (without limitation):

○	amendments of a housekeeping nature;
○	the addition or a change to any vesting provisions of an option;
○	changes to the termination provisions of an option or the Stock Option Plan which do not entail an extension beyond the original expiry date;
○	the addition of a cashless exercise feature, payable in cash or securities, whether or not providing for a full deduction of the number of underlying Common Shares from the Stock Option Plan reserves; and
○	amendments to reflect changes to applicable securities or tax laws.

●	However, any of the following amendments shall also require shareholder approval:

○	reduce the exercise price of an option or cancel and reissue an option;
○	amend the term of an option to extend the term beyond its original expiry;
○	amend the limits imposed on non-executive Directors (other than by virtue of adjustments permitted under the Stock Option Plan);
○	materially increase the benefits to the holder of the options who is an insider to the material detriment of the Corporation and its shareholders;
○	increase the number of Common Shares or maximum percentage of Common Shares which may be issued pursuant to the Stock Option Plan (other than by virtue of adjustments permitted under the Stock Option Plan);

○	permit options to be transferred other than for normal estate settlement purposes;
○	remove or exceed the insider participation limits of the Stock Option Plan;
○	materially modify the eligibility requirements for participation in the Stock Option Plan; or
○	modify the amending provisions of the Stock Option Plan.

Deferred Share Unit Plan

In 2013, the Board adopted the DSU Plan to advance the interests of the Corporation by attracting and retaining highly competent persons as directors, officers and employees, to allow such persons to participate in the long-term success of the Corporation and to promote a greater alignment of interests between the participants designated under the DSU Plan and the Shareholders of the Corporation. The Board subsequently adopted an amendment to the DSU Plan on March 25, 2014 to allow the Corporation to settle its obligations under the DSU Plan through the treasury issue of Common Shares. The DSU Plan was approved by Shareholders on April 29, 2014. The DSU Plan was amended and restated effective June 26, 2020 to introduce certain housekeeping amendments. The DSU Plan is available on the Corporation’s website at www.excellonresources.com. For a description of the DSU Plan, see “Statement of Executive Compensation – Long-Term Incentives – Deferred Share Units”.

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As at July 1, 2020 2,917,842 DSUs are outstanding representing 1.85% of the issued and outstanding Common Shares. The DSU Plan provides for DSU issuances of up to 10% of the issued and outstanding Common Shares, net of any outstanding Options or RSUs. As at July 1, 2020, assuming no further Option or RSU issuances, the Corporation could issue up to another 6,425,516 DSUs (or 4.07% of the issued and outstanding Common Shares) under the terms of the DSU Plan.

Restricted Share Unit Plan

The Board adopted the RSU Plan to assist the Corporation in attracting and retaining individuals with experience and exceptional skill, to allow selected executives, key employees, consultants and directors of the Corporation to participate in the long-term success of the Corporation and to promote a greater alignment of interests between the participants designated under the RSU Plan and the Shareholders of the Corporation. The Board adopted an amendment to the RSU Plan on March 25, 2014 to permit RSUs to be settled through the issuance of Common Shares from treasury, subject to the approval of the Shareholders and the TSX. The RSU Plan was approved by Shareholders on April 29, 2014. The RSU Plan was amended and restated effective June 26, 2020 to remove the ability to settle RSUs in cash and to introduce certain housekeeping amendments. The RSU Plan is available on the Corporation’s website at www.excellonresources.com. For a description of the RSU Plan, see “Statement of Executive Compensation – Long-Term Incentives – Restricted Share Units”.

As at July 1, 2020, 2,662,912 RSUs are outstanding representing 1.69% of the issued and outstanding Common Shares. The RSU Plan provides for RSU issuances of up to 10% of the issued and outstanding Common Shares, net of any outstanding Options or DSUs. As at July 1, 2020, assuming no further Option or DSU issuances, the Corporation could issue up to another 6,425,516 RSUs (or 4.07% of the issued and outstanding Common Shares) under the terms of the RSU Plan.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

At no time during the year ended December 31, 2019 (being the Corporation’s last completed financial year), was any director, executive officer, employee, proposed management nominee for election as a director of the Corporation or any associate of any such director, executive officer, or proposed management nominee of the Corporation or any former director, executive officer or employee of the Corporation or any of its subsidiaries, indebted to the Corporation or any of its subsidiaries or indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries, other than for routine indebtedness.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person (as defined in National Instrument 51-102 – Continuous Disclosure Obligations), proposed director of the Corporation, or any associate or affiliate of any informed person or proposed director of the Corporation has, since January 1, 2019 (being the commencement of the Corporation’s last completed financial year), had any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Corporation or any of its subsidiaries.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the Shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day-to-day management of the Corporation. The Board is committed to sound corporate governance practices that are both in the interest of its Shareholders and contribute to effective and efficient decision making.

National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and NP 58-201 establish corporate governance practices, guidelines and disclosure procedures that apply to all public companies. NI 58-101 requires issuers, such as the Corporation, to provide disclosure with respect to their corporate governance practices in accordance with Form 58-101F1, specific details of which are set out in “2. Election of Directors”, as generally supplemented below.

Board of Directors

NP 58-201 states that the Board of every listed company should be constituted with a majority of individuals who qualify as “independent” directors under National Instrument 52-110 – Audit Committees (“NI 52-110”), which provides that a director is independent if he or she has no direct or indirect “material relationship” with the Corporation. “Material relationship” is defined as a relationship that could, in the view of the Corporation’s Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. With the exception of Brendan Cahill, who currently serves as the Corporation’s President and CEO, and Craig Lindsay, who is deemed non-independent until April 23, 2023 as he was President & CEO of Otis Gold Corp. (“Otis”) until that company’s acquisition by the Corporation on April 23, 2020, the proposed directors are considered by the Board to be “independent” within the meaning of applicable securities legislation. In making the foregoing determinations with respect to the independence of each of the Corporation’s individual directors, the circumstances of each director have been examined in relation to a number of factors, including a review of the resumés of the directors and the corporate relationships and other directorships held by each of them and their prior involvement (if any) with management of the Corporation.

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Meetings of Independent Directors

Each meeting of the Board includes an in camera meeting in the absence of management. Independent directors are also free to meet separately at any time or to require management to withdraw during certain discussions. Additionally, the Audit Committee, Nominating and Corporate Governance Committee, Compensation Committee and Corporate Responsibility & Technical Committee are each composed entirely of independent directors and may meet as often as deemed necessary.

Board and Committee Meetings

The Board generally meets a minimum of four times per year, at least every quarter. The independent directors regularly meet in-camera, without management present, during each Board and Committee meeting. The Audit Committee meets at least four times per year. The Nominating and Corporate Governance Committee (the “NCGC”), Compensation Committee and the Corporate Responsibility & Technical Committee meet as deemed necessary. The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs that the Corporation faces from time to time. During the year ended December 31, 2019, the Board held ten meetings, the Audit Committee held five meetings, the Corporate Responsibility & Technical Committee held four meetings, the Special Opportunities Committee held two meetings, the NCGC held one meeting, and the Compensation Committee held two meetings.

Board Mandate

The Board has adopted a Charter of the Board of Directors (the “Charter”), the full text of which is included as Schedule “A” to this Circular. A copy of the Charter is also available on the Corporation’s website at www.excellonresources.com.

Position Descriptions

The Board believes that its proposed composition, in which only one of seven members is currently a member of management, is sufficient to ensure that the Board can function independently of management and does not consider it necessary to have any formal structures or procedures in place to ensure that it functions independent of management. The Board Charter sets out the role and responsibilities of the Chairperson. A written description of the role and duties of the President and Chief Executive Offer is set out in his employment agreement with the Corporation. The Board has adopted written position descriptions for the chairs of the Board Committees.

Orientation and Continuing Education

All new directors are provided with comprehensive information about Excellon and its subsidiaries. Directors have the opportunity to meet with senior management to obtain insight into the operations of Excellon and its subsidiaries. New directors are briefed on the Corporation’s current property holdings, ongoing exploration programs and mining operations, overall strategic plans, short, medium and long term corporate objectives, financial status, general business risks and mitigation strategies, and existing company policies. Senior management also makes regular presentations to the Board at its meetings and all directors are encouraged to communicate directly with management and other staff. Directors are invited to tour the Corporation’s Platosa and Miguel Auza facilities in Mexico and to meet with the on-site management team to familiarize themselves with the Corporation’s operations. This informal process is considered to be appropriate given the Corporation’s size, current level of operations, and the ongoing interaction amongst the directors.

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The skills and knowledge of the Board as a whole is such that no formal continuing education process is currently deemed required. The Board is comprised of individuals with varying backgrounds, who have, both collectively and individually, extensive experience in running and managing public companies, particularly in the natural resource sector and involving non-Canadian mineral properties. It is the Corporation’s view that all current members of the Board are well versed and educated in the factors critical to the success of Excellon. Board members are encouraged to communicate with management, auditors and technical consultants to keep themselves current with industry trends and developments and changes in legislation, with management’s assistance. Board members have full access to the Corporation’s records. Reference is made to the table under the heading “Election of Directors” for a description of the current principal occupations of the members of the Board.

Ethical Business Conduct

The Board expects management to operate the business of the Corporation in a manner that enhances Shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Corporation’s business plan and to meet performance goals and objectives. To this end, in October 2006 (subsequently amended and approved on September 12, 2018) the Board adopted a “Code of Business Conduct and Ethics” (the “Code”) for its directors, officers and employees and, in appropriate cases, consultants. Interested Shareholders may obtain a copy by written request to the Corporation or by visiting the Corporation’s website at www.excellonresources.com. Pursuant to the Code, the Corporation has appointed its Chief Financial Officer to serve as the Corporation’s Ethics Officer to ensure adherence to the Code, reporting directly to the Board. A review of the Code is included in the orientation of new employees. To ensure familiarity with the Code, directors, officers and employees are asked to read and confirm their compliance with the Code annually.

In addition to the provisions of the Code, directors and senior officers are bound by the provisions of the Corporation’s articles and the OBCA, which sets forth resolutions for any conflicts of interest. In particular, any director who has a material interest in a particular transaction is required to disclose such interest and to refrain from voting with respect to the approval of any such transaction.

Since adoption of the Code, there have not been any material change reports filed that pertain to any conduct of a director or executive officer that constitutes a departure from the Code.

Whistleblower Policy

In November 2011 (subsequently amended and approved on September 12, 2018) the Board adopted a Whistleblower Policy, which establishes procedures and systems that allow employees of the Corporation to confidentially and anonymously submit their concerns regarding questionable accounting, internal accounting controls, auditing matters or items which breach the Code, without fear of retaliation. Directors, officers and employees are required to report any known violations of the Code to the Chair of the Audit Committee. The Committee is responsible for investigating and resolving all reported complaints made pursuant to this policy, and may retain independent legal counsel, accountants or other advisers to assist it in its investigations. All reports will be promptly investigated and appropriate corrective action will be taken if warranted by the investigation. A copy of the policy is available on the Corporation’s website at www.excellonresources.com.

Share Trading Policy

In October 2006, (subsequently updated and approved on September 12, 2018) the Board also adopted a Share Trading Policy which prescribes rules with respect to trading in securities of the Corporation where there is any undisclosed material information or a pending material development. Strict compliance with the provisions of this policy is required, with a view to enhancing investor confidence in the Corporation’s securities and contributing to ethical business conduct by the Corporation’s personnel. A copy of the policy is available on the Corporation’s website at www.excellonresources.com.

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Disclosure, Insider Trading and Confidentiality Policy

The Board adopted a written disclosure policy in October 2008 (subsequently amended and restated on April 29, 2014). The purpose of the disclosure policy is to ensure that all required disclosures are made on a timely and broadly disseminated basis and are factual and accurate. The disclosure policy documents these requirements, which are intended to ensure compliance with the rules and regulations applicable to public companies and should be read in conjunction with the Share Trading Policy. The Disclosure Committee (comprised of the members of management) is responsible for overseeing and monitoring disclosure processes and practices within the Corporation. The Chief Executive Officer is responsible for ensuring the proper, coordinated disclosure of material information by the Corporation on a timely basis. A copy of the policy is available on the Corporation’s website at www.excellonresources.com.

Board Diversity and Renewal Policy

The Board adopted a written Diversity and Board Renewal Policy on March 24, 2015 in recognition of the key role of diversity and new perspectives to the ongoing prospects of the Corporation. As such, the Nominating and Corporate Governance Committee weighs various factors in nominating new members to the Board, including age, gender, ethnicity and geographic residence, along with other key considerations relevant to an individual’s skill and ability to provide valuable oversight of the Corporation’s affairs.

The Board seeks to balance the depth of experience and institutional knowledge of current members with the need for renewal and new perspectives that may be brought by new nominees. The Board’s renewal policy does not impose an arbitrary retirement age, but sets a guideline that independent directors may serve up to a maximum of 15 years, assuming they are re-elected annually and meet applicable legal requirements. Most recently, with the acquisition of Otis, the Board has seen significant renewal, with three new board members added. André Fortier, Chairman of the Board, was appointed a director in 2005 and has hit the maximum guidelined under the Policy. In light of the Otis transaction, significant renewal to the Board and in the interest of providing continuity in direction of the Corporation, the Nominating and Corporate Governance Committee recommended to the Board that Mr. Fortier be nominated for election at the Meeting to act as a director for the forthcoming year.

The Corporation has not adopted a target regarding the representation of women on the Board and in executive officer positions as the Board considers highly-qualified candidates and considers diversity to include any dimension that can be used to differentiate groups and people from one another, including the respect for and appreciation of differences in gender, age, ethnic origin, religion, education, sexual orientation, political belief and disability. Gender diversity is only one element of the diversity criteria that the Board considers important.

The Corporation has not adopted a specific policy with respect to the representation of women in the director identification and selection process as, in light of current equity and commodity markets, current market capitalization, competition in the industry for qualified executives and directors and the currently small number of executive officers, non-executive employees in Canada and independent directors, gender targets for executive or board positions are not appropriate at this time. The Corporation currently has one woman executive (20%) among its five executive officers (Vice President and higher) and had two women executives among six executive officers (33%) as at December 31, 2019. The Corporation has had women on the Board from time-to-time, with the most recent female director retiring in connection with the acquisition of Otis in April 2020. The Corporation seeks opportunities to appoint female Directors on an ongoing basis.

The Board annually reviews the diversity policy to assess the Corporation’s progress on diversity at the Board level and in executive officer positions. This review will enable the Board to assess the effectiveness of the diversity policy on an ongoing basis.

Committees of the Board

All Committees are composed of independent directors.

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Audit Committee

The members of the Audit Committee are Andrew Farncomb (Chair), André Fortier and Michael Timmins.

The purpose of the Corporation’s Audit Committee is to provide assistance to the Board in fulfilling its responsibilities with respect to matters involving the financial reporting process, the system of internal control and management of financial risks, the audit process, and the Corporation’s process for monitoring compliance with laws and regulations and the Code. A description of the Audit Committee’s responsibilities, the education and experience of its members, and a copy of the Corporation’s Audit Committee Charter is contained in the Corporation’s Annual Information Form for the fiscal year ended December 31, 2019, a copy of which is available on the Corporation’s profile on SEDAR at www.sedar.com, and is also available on the Corporation’s website at www.excellonresources.com.

Based on information provided by each director, the Board has determined that all members of the Audit Committee are “financially literate” as that term is defined in NI 52-110.

Nominating & Corporate Governance Committee

The members of the NCGC are Laurie Curtis (Chair), Andrew Farncom and André Fortier.

The role of the NCGC is to (1) develop and monitor the effectiveness of the Corporation’s system of corporate governance; (2) establish procedures for the identification of new nominees to the Board and lead the candidate selection process; (3) develop and implement orientation procedures for new directors; (4) assess the effectiveness of directors, the Board and the various committees of the Board; (5) ensure appropriate corporate governance and the proper delineation of the roles, duties and responsibilities of management, the Board and its committees; (6) assist the Board in setting the objectives of the Chief Executive Officer and evaluating the performance of the Chief Executive Officer; and (7) review and provide recommendations in connection with resignations pursuant to the Corporation’s Majority Voting Policy.

The NCGC is responsible for reviewing proposals for new nominees to the Board and conducting such background reviews, assessments, interviews and other procedures as it believes necessary to ascertain the suitability of a particular nominee. The selection of potential nominees for review by the NCGC is generally the result of recruitment efforts by the individual Board members, including both formal and informal discussions among Board members and with the Chief Executive Officer, and are usually based upon the desire to have a specific set of skills or expertise included on the Board. The appointment of new directors (either to fill vacancies or to add additional directors as permitted by applicable corporate legislation) or the nomination for election as a director of a person not currently a director by the Shareholders at an annual general meeting is carried out by the Board, based on the recommendation of the NCGC. Prior to proceeding with the nomination for appointment or election as a director, potential nominees are advised of the expectations for the commitment of time and resources necessary to serve as an effective director of the Corporation.

The NCGC is also responsible for overseeing a periodic evaluation process to ensure that each member of the Board, the committees, the Chairperson and the other directors are assessed in light of their relevant terms of reference. Directors complete a number of evaluation questions with respect to performance of the Chief Executive Officer, the effectiveness of Board as a whole, the individual committees of the Board and individual directors, and include a self-assessment of performance. The assessments are done by way of a confidential questionnaire distributed by the Corporate Secretary. Responses are returned to the Corporate Secretary with the results tallied on an anonymous basis. Cumulative results of the evaluation are analyzed by the committee and presented to the Board, which considers the results and any recommendation of actions needed to be undertaken to the Board’s processes, composition or committee structure.

The Board has reviewed the overall expertise and skills of the Board as a whole, and does not consider it necessary, at this time, to add any additional directors, as it has not identified any particular skill set or expertise that it believes is lacking from the Board (as a whole). Additionally, most recently, the Board has seen significant renewal, with three new members added and the retirement of four other directors in April 2020.

The NCGC has a written charter, which was adopted on October 25, 2006 (subsequently amended and restated on August 14, 2013).

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Compensation Committee

The members of the Compensation Committee are André Fortier (Chair), Andrew Farncomb and Roger Norwich.

The Compensation Committee’s guiding philosophy is to establish executive compensation based on corporate and individual performance.

The Compensation Committee has a written charter, which was adopted on October 25, 2006 (subsequently amended and restated on August 14, 2013). The overall purpose of the Compensation Committee is to implement and oversee human resources and compensation policies and best practices for recommendation to the Board for approval and implementation. The responsibilities of the Compensation Committee generally include: (1) recommending human resources and compensation policies to the Board for approval and thereafter implementing such policies; (2) ensuring the Corporation has programs in place to attract and develop management of the highest calibre and a process to provide for the orderly succession of management; (3) assessing and reporting to the Board on the performance of the Chief Executive Officer; (4) reviewing the compensation of the Chief Executive Officer and other officers and members of the Board and making recommendations in respect thereof to the Board; (5) administering the Stock Option Plan, DSU Plan and RSU Plan; (6) reviewing and approving any proposed amendments to the Corporation’s Stock Option Plan, DSU Plan, and RSU Plan; and (7) making recommendations to the Board concerning Option, DSU and RSU grants.

Other Board Committees

Corporate Responsibility and Technical Committee

The members of the Corporate Responsibility and Technical Committee are Laurie Curtis (Chair), Michael Timmins and Roger Norwich.

The Corporate Responsibility & Technical Committee is established to assist in the Board’s oversight of the Corporation’s risks, opportunities, responsibilities, commitments, activities and performance relating to health, safety, environmental affairs, community relations, community development, human rights, government relations and technical operational matters (collectively, “CR”). Specifically, the Board has delegated responsibility and accountability to the Committee for oversight of the Corporation’s (i) CR strategy, objectives, performance and reputation management to ensure that privilege to operate is built, maintained and enhanced; (ii) management of CR risks; (iii) compliance with applicable current and future legal requirements associated with CR matters; (iv) development and implementation of policies, management systems and processes to ensure that the Corporation’s goals, strategies, objectives, commitments and performance relating to CR matters are achieved; and (v) public reporting of CR matters and performance.

CR encompasses all of those activities through which the Corporation seeks to build its reputation as a responsible corporate citizen, promote the Excellon brand and drive business value by addressing evolving societal interests in its day-to-day activities, decision-making and business planning, and through improved operational performance.

The Committee has a written charter, which was adopted on July 28, 2017.

Special Opportunities Committee

The members of the Special Opportunities Committee are Michael Timmins (Chair), Laurie Curtis and Andrew Farncomb.

The Special Opportunities Committee was established by the Board to assist in fulfilling the Board’s responsibilities with regard to the review, consideration and approval of certain business opportunities presented by management of the Corporation for consideration and approval by the Board, including strategic opportunities such as acquisition, sale, business combination and take-over bid transactions.

The Committee has a written mandate, which was adopted on May 3, 2017.

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ADDITIONAL INFORMATION

Additional information regarding the Corporation and its business activities is available under the Corporation’s profile on the SEDAR website located at www.sedar.com. The Corporation’s financial information is provided in the Corporation’s audited consolidated financial statements and related management discussion and analysis for its most recently completed financial year and may be viewed on the Corporation’s profile on the SEDAR website at www.sedar.com and on the Corporation’s website at www.excellonresources.com. Copies of the Corporation’s annual information form, consolidated financial statements and related management discussion and analysis are available upon request, free of charge to Shareholders of the Corporation, by contacting the Chief Financial Officer, at the Corporation’s principal office located at 10 King Street East, Suite 200, Toronto, Ontario, Canada M5C 1C3.

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SCHEDULE “A”

CHARTER OF THE BOARD OF DIRECTORS

The Board of Directors (the “Board”) of Excellon Resources Inc. (the “Company”) is responsible for the stewardship of the Company, oversight of the management of the business and affairs of the Company, acting in the best interest of the Company, and performing such duties and approving certain matters as may be required by applicable legislation and regulations.

The Board will conduct the procedures and manage the duties and responsibilities set out below, either directly or through committees of the Board. The Board has established the following standing committees to assist the Board in discharging its responsibilities: the Audit Committee, the Nominating & Corporate Governance Committee, the Compensation Committee, the Corporate Responsibility & Technical Committee and the Special Opportunities Committee. Special committees will be established from time to time to assist the Board in connection with specific matters. The Board discharges its responsibility by delegating the day to day management of the Company to senior officers. The Board relies on senior officers to keep it appraised of all significant developments affecting the Company and its operations through its Chairperson.

DUTIES AND RESPONSIBILITIES

The Board’s duties and responsibilities shall include:

●	To the extent feasible, satisfying itself as to the integrity of the Chief Executive Officer and other executive officers of the Company, and that the Chief Executive Officer and other executive officers create a culture of integrity throughout the Company;

●	The adoption of a strategic planning process and approval, on an annual basis, of a strategic plan for the Company developed and proposed by management which takes into account, among other things, the opportunities and risks of the business;

●	The identification of principal risks of the Company’s business and implementation of appropriate systems to manage such risks;

●	Ensuring that appropriate succession planning for executive officers of the Company and members of the Board is in place including appointing and monitoring senior management;

●	The adoption of a communication/disclosure policy for the Company to address the accuracy and timing of disclosure of material information;

●	Insuring the integrity of the Company’s internal control and management information system;

●	Review of the Company’s corporate governance, including the development of corporate policies, principles and guidelines that are specifically applicable to the Company;

●	The adoption of a written code of business conduct and ethics applicable to directors, officers and employees of the Company designed to promote integrity, to deter wrongdoing, and monitoring compliance with the Company’s code.

Responsibilities of the Chair of the Board include but are not limited to:

●	Providing leadership to the Board with respect to its functions as described in this Charter;

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●	Chairing meetings of the Board, including in camera sessions, unless not present;

●	Ensuring that the Board meets on a regular basis and at least quarterly;

●	Establishing a calendar for holding meetings of the Board;

●	In conjunction with the CEO, establishing the agenda for each meeting of the Board, with input from other Board members and any other parties as applicable;

●	Ensuring that Board materials are available to any director on request;

●	Fostering ethical and responsible decision making by the Board and its individual members;

●	Ensuring that resources and expertise are available to the Board so that it may conduct its work effectively and efficiently;

●	Facilitating effective communication between members of the Board and management; and

●	Attending each meeting of shareholders to respond to any questions from shareholders as may be put to the Chair.

COMPOSITION OF THE BOARD

The directors of the Company shall be elected at each annual meeting of the shareholders of the Company and shall serve until the next annual meeting of shareholders or until their successors are elected.

A majority of the Board shall be “independent” within the meaning of applicable securities laws, rules, policies, regulations, guidelines and instruments and by any stock exchanges on which the Company’s securities are listed. If the Chairman of the Board is not an independent director, an independent director may be appointed to act as lead director (the “Lead Director”), to act whenever leadership of a meeting, discussions among directors, or vote by independent directors should not have the leadership or presence of a non-independent Chairman. The Lead Director will act as the effective leader of the Board and ensure that the Board’s agenda will enable it to successfully carry out its duties.

There shall be a reasonable number of directors who are financially literate. Financial literacy being the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Nominees for membership on the Board will be recommended to the Board by the Nominating and Corporate Governance Committee. The Board will recommend the nominees to the shareholders for election at the annual meeting. In selecting nominees as new directors, the Nominating and Corporate Governance Committee shall consider the competencies and skills the Board as a whole should possess, the competencies and skills of existing directors and of proposed nominees, and the needs of the Company.

The Board shall conduct annual assessments to evaluate the effectiveness of the Board, its Committees, and the contributions of individual directors.

The Board shall annually review and assess the adequacy of its mandate and shall consider such amendments to this mandate as the Nominating and Corporate Governance Committee shall recommend, and make such amendments to this mandate as it considers necessary and appropriate.

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Directors are entitled to receive reasonable directors’ fees and other compensation for their services as directors and committee members, as may be determined from time to time by the Board with input from the Compensation Committee, as well as reimbursement of expenses incurred on Company business or in attending Board or committee meetings.

Directors may serve on the boards of other public companies so long as these commitments do not materially interfere and are compatible with their ability to fulfill their duties as a member of the Board. Directors must advise the Company in advance of accepting an invitation to serve on the board of another public company.

MEETINGS AND AGENDA

The Board shall meet as many times per year as it deems necessary or appropriate to carry out its responsibilities effectively, but in no event shall the Board meet less than four times per year. Meetings of the Board shall be conducted in accordance with the Company’s articles or by-laws. Prior to the end of each year, the Chief Executive Officer will propose a schedule of Board meetings for the following calendar year for attendance by the Board.

The Chairman or Lead Director, if any, and the Chief Executive Officer shall develop the agenda for each regularly scheduled Board meeting. Any director may propose the inclusion of items on the agenda, and may raise at any meeting other matters that they consider worthy of discussion. Materials for discussion will be distributed sufficiently in advance of the meeting to provide the directors with a reasonable opportunity for review.

Directors should make all reasonable efforts to attend meetings of the Board and of all Board committees upon which they serve, to review the materials that are distributed in advance to prepare for those meetings, and be prepared to discuss such materials and actively participate in the meetings.

The Board may invite any of the Company’s officers, employees, advisors or consultants or any other person to attend meetings of the Board to assist in the discussion and examination of the matters under consideration by the Board.

Directors shall have unrestricted access to management and employees of the Company. The Board shall have the authority to retain external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities and to set and pay the respective reasonable compensation of these advisors without consulting or obtaining the approval of any officer of the Company. The Company shall provide appropriate funding, as determined by the Board, for the services of these advisors.

The independent members of the Board will hold regularly scheduled meetings at which non-independent directors and members of management of the Company are not in attendance.

COMMITTEES OF THE BOARD

The Audit Committee, Compensation Committee, Nomination and Corporate Governance Committee, Corporate Responsibility & Technical Committee and Special Opportunities Committee shall be fully independent. The Board shall adopt mandates for each Committee of the Board. At least annually, each mandate shall be reviewed by the Nominating and Corporate Governance Committee and any suggested amendments shall be brought to the Board for consideration and approval. The Board has delegated to the applicable committee those duties and responsibilities set out in each Board committee’s mandate. As required by applicable law, by applicable committee mandate, or as the Board may consider advisable, the Board shall consider for approval the specific matters delegated for review to Board committees.

With the assistance of the Audit Committee, the Board shall, among other things:

●	review and approve the Company’s interim and annual financial statements, managements’ discussion and analysis, and associated news releases;

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●	review the audit report prepared by the Company’s external auditor and any other matters related to the financial statements that are brought forward by the external auditors;

●	review the factors identified by management as factors that may affect future financial results;

●	identify and assess risks that could have a material impact on the Company’s business and ensure the implementation of proper systems to monitor and manage such risks and identify material changes to the Company’s risk profile; and

●	review and approve the Company’s financial objectives, plans and actions, including significant capital allocations and expenditures.

With the assistance of the Nominating and Corporate Governance Committee, the Board shall, among other things:

●	develop the Company’s approach to corporate governance, review corporate governance issues, and review and approve the disclosure of corporate governance practices;

●	maintain a succession plan for the Company and ensure that the Board and management have the appropriate skills and experience required to succeed in their positions;

●	review the effectiveness, size and composition of the Board, taking into consideration the strategic direction of the Company and the current strengths, competence, skills and experience of Board members and directors whose term of office is expiring;

●	ensure that new directors receive orientation to understand fully the nature and operation of the Company’s business, the role of the Board and its committees, as well as the contribution individuals directors are expected to make;

●	provide opportunities for all directors so that individuals may maintain or enhance their skills and abilities and directors, as well as advance their knowledge and understanding of the Company’s current business; and, if required, develop position descriptions for the Chairman and, if applicable, the Lead Director, the Chair of each Board committee, and the Chief Executive Officer.

With the assistance of the Compensation Committee, the Board shall, among other things:

●	review and approve the corporate goals and objectives of the Chief Executive Officer, evaluate the Chief Executive Officer’s performance in light of those corporate goals and objectives, and determine the Chief Executive Officer’s compensation level based on this evaluation;

●	periodically review the Company’s management structure and the Chief Executive Officer’s proposals for changes to that structure including any recommendations of officer appointments or terminations;

●	review and approve the annual compensation of all other executive officers of the Company, as recommended by the Chief Executive Officer, based on the achievement of individual and corporate goals and objectives developed for the performance of the Company and management;

●	review and approve the compensation of the directors and committee members;

●	ensure that remuneration packages for all executive officers and directors have the overriding purpose of motivating and retaining qualified individuals; reflect the requirements of the marketplace to attract and retain the skills and abilities required; enhance long-term shareholder value, and involve a balance between fixed and incentive compensation that properly reflects individual performance relative to the short and long-term performance objectives appropriate to the Company’s circumstances and goals;

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●	review and administer the Company’s equity compensation plans to ensure that such plans are reasonable and provide appropriate incentives to directors, officers, employees and consultants;

●	review and approve any recommended stock option grants and/or share issuances under the Company’s equity-based compensation plans to directors, officers, employees and consultants of the Company and its subsidiaries, as appropriate;

●	encourage Board members to own an appropriate number of Company shares; and

●	review and approve the disclosure of executive compensation prior to release of any data.

With the assistance of the Corporate Responsibility & Technical Committee, the Board shall, among other things, provide oversight over:

●	corporate responsibility (“CR”) strategy, objectives, performance and reputation management to ensure that privilege to operate is built, maintained and enhanced;

●	management of CR risks;

●	compliance with applicable current and future legal and regulatory requirements associated with CR matters; and

●	development and implementation of policies, management systems and processes to ensure that the Corporation’s goals, strategies, objectives, commitments and performance relating to CR matters are achieved.

With the assistance of the Special Opportunities Committee, the Board shall, among other things, provide oversight over the review, consideration and approval of certain business opportunities presented by management of the Corporation for consideration and approval by the Board, including strategic opportunities such as acquisition, sale, business combination and take-over bid transactions.

Board/Committee Communication

To facilitate communication between the Board and each Board committee, each committee chair shall provide a report to the Board on material matters considered by the committee at the first Board meeting following the committee’s meeting. Minutes of committee meetings are made available to all directors and are filed with the Corporate Secretary.

GENERAL

Directors are expected to comply with all of the Company’s governance policies, procedures and guidelines, including but not limited to, the Code of Business Conduct and Ethics, Board and Board Committee charters and mandates and corporate policies, including the Disclosure Policy and the Share Trading Policy among others, and are expected to sign a certificate of compliance annually confirming their continued understanding and compliance with such policies, procedures and guidelines.

The Board, in conjunction with the Chief Executive Officer, shall review measures for receiving information from the Company’s shareholders. The Board shall, on a periodic basis and with the assistance of the officers involved in investor relations, monitor and review information provided by the Company’s shareholders.

At least annually, the Board shall review and assess the adequacy of its mandate to ensure compliance with any rules of regulations of any regulatory body and approve any modifications to its mandate as are considered advisable.

Amended and restated by the Board of Directors on March 21, 2018

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